AURIZON MINES LTD.
Suite 900- 510 Burrard Street, Vancouver, British Columbia
Canada  V6C 3A8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

April 2, 2007

I

TABLE OF CONTENTS

Page

PRELIMINARY NOTES

2

Financial Statements

2

Currency

2

Definitions and Technical Terms

2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

2

CAUTIONARY NOTE TO U.S. READERS

3

GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS

4

CORPORATE STRUCTURE

7

GENERAL DEVELOPMENT OF THE BUSINESS

8

Three Year History

8

DESCRIPTION OF THE BUSINESS

9

General

9

Risk Factors

11

CASA BERARDI PROJECT

15

JOANNA GOLD PROJECT

31

KIPAWA GOLD-URANIUM PROJECT

38

BEAUFOR ROYALTY INTEREST

39

DIVIDENDS

39

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

40

MARKET FOR SECURITIES

40

DIRECTORS AND OFFICERS

41

LEGAL PROCEEDINGS

43

AUDIT COMMITTEE INFORMATION

43

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

45

TRANSFER AGENTS AND REGISTRARS

45

MATERIAL CONTRACTS

45

AMEX CORPORATE GOVERNANCE

46

INTERESTS OF EXPERTS

46

ADDITIONAL INFORMATION

47

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

PRELIMINARY NOTES

In this Annual Information Form, Aurizon Mines Ltd. is referred to as "Aurizon" or the "Company".  All information contained herein is as at December 31, 2006, unless otherwise stated.

Financial Statements

This Annual Information Form should be read in conjunction with the Company's consolidated financial statements and management's discussion and analysis for the 12 months ended December 31, 2006.  The financial statements and management's discussion and analysis are available at www.aurizon.com and under the Company's profile on the SEDAR website at www.sedar.com.  All financial statements are prepared in accordance with Canadian generally accepted accounting principals.

Currency

All sums of money which are referred to in this Annual Information Form are expressed in lawful money of Canada, unless otherwise specified.

Definitions and Technical Terms

Capitalized terms that are not otherwise defined in the body of this Annual Information Form and technical terms are defined in "Glossary and Technical Terms" herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains "forward-looking statements" within the meaning of applicable Canadian securities regulations and the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this Annual Information Form or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to the Updated Feasibility Study (as defined below) regarding the Casa Berardi Project, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits,  plans for and expected result of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate",  "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to  actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this Annual Information Form.  Although the

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO U.S. READERS

As a Canadian reporting issuer corporation, the Company is subject to certain the rules, policies and regulations issued by Canadian regulatory authorities.  In this Annual Information Form, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Mettallurgy and Petroleum (“CIM”) definitions of  "indicated" or "inferred" which categories of resource  are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

Cautionary Note to US Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company uses certain terms in this document, such as "mineral resources", "indicated mineral resources" and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  US investors are urged to consider closely the disclosure of the technical terms in the Glossary of Technical Terms and Definitions hereof.

This Annual Information Form uses the term "indicated” resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Annual Information Form also uses the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Non GAAP Measures

Non Generally Accepted Accounting Principles (“GAAP”) Measures - Total cash costs are calculated in accordance with the Gold Institute Standard, which do not have any standardized meaning prescribed by GAAP.  Accordingly, they are unlikely to be comparable to similar measures presented by other companies.  Non-GAAP measures are provided as they are used by some investors to evaluate performance.  They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS

In this Annual Information Form, the following terms have the following meanings:

Assay - to analyze the proportions of metals in an ore, to test an ore or mineral for composition, purity, weight, or other properties of commercial interest.

Au -  Gold.

Backfilling - the process of refilling an excavation, a mine opening, or the space around a foundation.

Collar - the mouth or upper end of a mine shaft.

Core sample - one or several pieces of whole or split parts of core selected as a sample for analysis or assay.

Cut-and-fill - a stoping method in which the ore is excavated by successive flat or inclined slices, working upward from the level. However, after each slice is blasted down, all broken ore is removed, and the stope is filled with waste (backfill) up to within a few feet of the back before the next slice is taken out, just enough room being left between the top of the waste pile and the back of the stope to provide working space. The term cut-and-fill stoping implies a definite and characteristic sequence of operations: (1) breaking a slice of ore from the back; (2) removing the broken ore; and (3) introducing filling.

Development - the preparation of a mining property or area so that an orebody can be analyzed and its tonnage and quality estimates have been made; ore essentially ready for mining.

Diamond Drill - a machine designed to rotate under pressure an annular diamond studding cutting tool to produce a more or less continuous solid sample of material.

Diamond Drilling - a variety of rotary drilling in which diamond bits are used as the rock-cutting tool. It is a common method of prospecting for mineral deposits, especially in development work where core samples are desired.

Dilution - the contamination of ore with barren wall rock in stoping. As a result, assay of the ore after mining is frequently lower than when sampled in place.

Doré - gold and silver bullion that remains in a cupelling furnace after the lead has been oxidized and skimmed off.

Drift - a horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

Feasibility Study - comprehensive study in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Fill - man-made deposits of natural earth materials (e.g. rock, soil, gravel) and waste materials (e.g. tailings or spoil from dredging), used to fill an enclosed space such as an old stope or chamber in a mine.

Gold Doré - the term for a bar of gold containing impurities in excess of two percent.

Grade - the amount of valuable mineral in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for other metals.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Cut-off Grade - the lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited.  Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Mill Head Grade - the grade of ore as it comes from a mine and goes to a mill.

Recovered Grade - actual metal content of ore determined after processing.

g/t – grams of gold per metric tonne.

Grinding - size reduction of ore into fine particles to prepare it for processing.

Hoist - the machine used for raising and lowering the cage or other conveyance in a shaft.

Leach - to separate, selectively remove, or dissolve-out soluble constituents from a rock or orebody by the natural action of percolating water, or the extraction of soluble metals or salts from an ore by means of slowly percolating solutions.

Mineralization - the process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Mineral Claim - that portion of public mineral lands which a party has staked or marked out in accordance with provincial or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

Metallurgy - the science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes; the preparation of more metalliferous materials from raw ore.

Mill Circuit - the combination of various processes and systems which concentrate the valuable minerals.

Mine - an excavation beneath the surface of the ground from which mineral matter of value is extracted.

Net Smelter Return - a return based on the actual gold sale price received less the cost of refining at an off-site refinery.

Ore - a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.  Rock, generally containing metallic or non-metallic minerals that can be mined and processed at a profit. Also, the mineral(s) thus extracted.

Ounces - troy ounces; in this report production figures refer to gold having a fineness of at least 995 parts per 1,000 parts; other references to ounces in this report do not refer to a specific fineness.  There are 31.1035 grams in a troy ounce.

Orebody - a sufficiently large amount of ore that can be mined economically.

Pyrite - a common, pale-bronze or brass-yellow, mineral. Pyrite has a brilliant metallic luster and has been mistaken for gold. Pyrite is the most wide-spread and abundant of the sulfide minerals and occurs in all kinds of rocks.

Quartz - 1. Crystalline silica, an important rock-forming mineral. It is,one of  commonest gangue mineral of ore deposits.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Raise - a vertical hole between mine levels used to move ore or waste rock or to provide ventilation.

Ramp - an inclined underground tunnel which provides access for exploration or a connection between levels of a mine.

Reclamation - the process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

Recovery Rate - a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of the material recovered compared to the total material present.

Refining - the final stage of metal production in which impurities are removed from the molten metal.

Reserves - a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource for which an appropriate mining plan has been demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. There are two categories of reserves:

Proven - a ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource for which an appropriate mining plan has been demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable - a ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource for which an appropriate mining plan has been demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Resource - a Mineral Resource is a concentration or occurrence of natural, solid, in the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource - a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource - an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource - an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Scoping Study – a preliminary economic evaluation of indicated mineral resources using a financial analysis based on reasonable assumptions of technical, engineering, operating and economic factors.  There is no certainty that the results of the scoping study will be realized.

Sediment - solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Shaft - a vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

Stope - an area in an underground mine where ore is mined.

Sulphides - a group of minerals which contains sulfur and other metallic element such as copper and zinc.  Gold is usually associated with sulphide enrichment in mineral deposits.

Tailings - material rejected from a mill after the valuable minerals have been recovered.

Tonne - a metric ton of 1,000 kilograms (2,205 pounds).

Tons - dry short tons (2,000 pounds).

Troy Ounce - troy ounce of a fineness of 999.9 parts per 1,000 parts, equal to 31.1035 grams.

Vein - a mineral filling of a fault or other fracture in a host rock, in tabular or sheet like form, often with associated replacement of the host rock; a mineral deposit of this form and origin.

CORPORATE STRUCTURE

Aurizon was incorporated on April 8, 1988 as "343318 B.C. Ltd.", by filing a memorandum and articles with the Registrar of Companies under the Company Act (British Columbia).  On August 10, 1988, the name of the Company was changed to "Aurizon Mines Ltd." in its English form and "Mines Aurizon Ltee." in its French form.  Pursuant to a statutory plan of arrangement Aurizon acquired all of the assets and assumed all of the liabilities of two predecessor companies, D'Or Val Mines Ltd. and Perron Gold Mines Ltd., effective as at August 24, 1988.

The Company has no material subsidiaries.  The head office and registered and records office address of Aurizon is located at Suite 900 - 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

GENERAL DEVELOPMENT OF THE BUSINESS

Aurizon is a Canadian-based emerging gold mining company with development and exploration activities in the gold producing Abitibi region of north-western Quebec.  Since 1988, Aurizon has been involved in the acquisition, exploration, development and operation of a number of gold properties in North America.  Aurizon recently commenced gold production at its Casa Berardi Project located in the Abitibi region in northwestern Quebec, Canada.

Three Year History

During the past three years, the Company’s principal focus and its major capital and exploration spending programs have been on the Casa Berardi Project located in Quebec.  The Company invested $141 million in exploration, development and capital expenditures at Casa Berardi during this period.

In 2005, Roscoe Postle Associates Inc. completed an updated feasibility study on the Casa Berardi Project and during 2006 Aurizon completed the construction and pre-production development work and commenced mining and milling operations at the Casa Berardi mine on the Casa Berardi Project.  See "Description of the Business –Casa Berardi Project".

Exploration and development of the Casa Berardi Project was financed principally by funds raised through private and public equity offerings by the Company.  In 2006, the Company raised $15,125,000 through the issue of 5.5 million flow-through shares.  At December 31, 2006, the Company had met the requirement to incur $15,125,000 of eligible flow through expenditures.  The expenditures will be renounced for tax purposes in 2007.  In 2005, the Company raised an aggregate of approximately $34.3 million through a combination of private placements and a public offering of common shares, and a further approximately $19 million from the sale of flow through shares on a private placement basis.  During 2004, the Company raised $9,000,000 by way of a private placement of flow through shares.

Project Financing

On February 23, 2006, the Company closed a $75 million project loan facility for the construction of the Casa Berardi mine (the “Loan Facility”), with a syndicate of banks led by BNP Paribas.  The Loan Facility is secured by a charge on all of the Casa Berardi Project assets.  The Loan Facility has a 4.5 year term with the first principal repayment date on September 30, 2007 and the final principal repayment due on September 30, 2010.  The Company may make draws in the form of a bankers’ acceptance loan or a Canadian prime rate based loan.  The prime loan interest rate is the Canadian prime rate plus 1.25%, and the bankers’ acceptance loan rate is the prevailing CDOR (Canadian Interbank Bankers Acceptance Bid Rates) rate plus 2.25%.  Upon achieving commercial production and meeting certain operating performance benchmarks, the interest rate margin on the prime rate based loans and the bankers’ acceptance loans reduce to 0.875% and 1.875% respectively.  A standby fee of 0.75% will be charged on any un-drawn portion of the facility.  The loan may be repaid at any time without penalty.  Any un-drawn portion of the Loan Facility up to a limit of $7.5 million may be converted to a revolving credit facility.

At December 31, 2006, $73.1 million of the Loan Facility had been drawn down.  A principal repayment of 6% of the outstanding debt ($4,383,454) is due on September 30, 2007.

The Loan Facility terms require the Company to provide price protection against a possible downturn in the price of gold and a stronger Canadian dollar.   See “Risk Factors – Gold Price Volatility”.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Acquisitions and Dispositions

In June, 2006, the Company acquired an option to earn a 100% interest in 67 mining claims located in the township of Johannes in the province of Quebec (the "Joanna Property"), subject to a 2% net smelter royalty.  Aurizon has also acquired a 100% interest in three additional claims situated along the eastern boundary of the property and along the strike of the gold bearing system and has a letter of intent for an option to acquire a 100% interest in twenty further claims, referred to as the Henriksen block of claims, along the north-western boundary of the Joanna Property and along the strike of the gold bearing system, subject to a 2% net smelter royalty.    The foregoing, together with the Joanna Property, are referred to in this AIF as the "Joanna Gold Project".

During 2006,  Aurizon acquired by staking 1,277 minerals claims covering approximately 75,000 hectares, in the Kipawa area, (the “Kipawa Gold-Uranium Project”), which is located approximately 100 kilometres south of Rouyn-Noranda, and 100 kilometres northwest of North Bay along the Quebec-Ontario border, halfway between the Elliot Lake uranium camp and the Abitibi gold belt camp, within the Grenville Front. The region has been targeted for its gold-uranium association, based on the occurrence of regional gold anomalies in stream sediments.

On May 11, 2005, the Company completed the sale of its 50% interest in the Sleeping Giant mine to its joint venture partner, Cambior Inc., for $5 million.  In connection with the transaction, the Company was released from all environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine.  The effective date of the sale was April 30, 2005 and the Company received its 50% share of production up to that date.  The sale of the Sleeping Giant mine in the second quarter of 2005 resulted in a gain on sale to the Company of $3.95 million.

DESCRIPTION OF THE BUSINESS

General

Aurizon is a Canadian based gold producer with development activities in the Abitibi region of north-western Quebec.  Aurizon’s principal project is its 100% owned the Casa Berardi Project in Quebec, on which the Casa Berardi gold mine is located.  The Company also owns or has an option on a number mineral claims that are prospective for gold in the township of Johannes in the province of Quebec, referred to in this AIF as the Joanna Gold Project, and has acquired by staking a 100% interest in a number of mineral claims along the Ontario-Quebec border – the Kipawa Gold-Uranium Project.

The Company’s growth strategy is to establish a gold production base from the development of the Casa Berardi Project and to increase gold production by means of acquisition including by merger of assets or companies having either production or advanced development stage gold projects.  The Company is also conducting ongoing exploration programs with the objective of identifying new gold deposits and increasing its mineral resource base.

Pre-production construction at the Casa Berardi Project was completed in the fourth quarter of 2006 and at year end the Casa Berardi mine was in the commissioning and ramp-up phase of operations.  Capital costs at Casa Berardi in 2007 are expected to total $21.9 million with an anticipated start-up of commercial operations in the second quarter of 2007.  The first gold pours were made in December 2006.  It is estimated that the Casa Berardi mine will produce approximately  165,000 – 175,000 ounces of gold in 2007 at an estimated total cash cost of US$265 - $285 per ounce, based on a C$/US$ exchange rate of 1.15.

Production.

The Casa Berardi mine produced 17,731 ounces of gold in 2006, of which 6,882 ounces were sold prior to year-end, resulting in proceeds of $5.0 million.  Since Casa Berardi was in a pre-commercial

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

production phase during 2006, these proceeds have been credited against the related deferred expenses.  See "Description of the Business - Casa Berardi Project”.

Specialized skill and knowledge.

 The skill and knowledge required to develop a producing mine includes experience in exploration, development, construction, mine operations, metallurgical processing and environmental compliance.  Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.

Competitive conditions.

Significant and increasing competition exists for the limited number of opportunities to acquire gold mining properties in Canada, the U.S. and elsewhere.  As a result of this competition, some of which is with large established mining companies having substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company endeavours to maintain attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel.

Economic dependence.

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time.  Gold dore bars that may be produced by the Company's mining operations are being and will continue to be refined by commercial refineries and the gold and silver produced is subsequently sold by the Company on the basis of the quoted selling prices of gold and silver on the applicable metals exchange on the date of sale.  The Company believes that because of the availability of refiners, each able to supply all services that would be required by the Company, no material adverse effect would result if the Company lost the services of its current refiners. Because of the large number of available gold purchasers, the Company believes that it is not dependent upon the sale of gold to any one customer, the loss of which would have a material adverse effect on the business of the Company.

The Loan Facility described under "General Development of the Business – Three Year History" was required to finance completion and start-up of the mine at Casa Berardi.

Cycles.

The Company's business and operations are not seasonal. Demand for and price of gold is volatile and affected by numerous factors beyond the Company’s control.  See “Risk Factors – Gold Price Volatility”.

Employees. As at the most recent financial year ended December 31, 2006, the Company had eighty-six (86) employees.

Environmental protection and reclamation obligations.

The Company’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, occupational health and safety, solid and hazardous waste handling and disposal, monitoring, protection and remediation of the environment, reclamation, mine safety, toxic substances, air and water quality and other matters.  Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.  There can be no assurance that additional significant costs and liabilities will not be incurred to comply with current and future requirements.  Moreover, it is possible that future developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to natural resources, property and persons resulting from the Company’s operations, could require the Company to modify or curtail its operations or could result in substantial costs and liabilities.  It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development or continue the operation of a mine or mines.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

The Company has expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and the Company anticipates that it will continue to do so in the future.

All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  Costs related to ongoing site restoration programs are expensed when incurred.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates and such changes could affect the estimates and projections contained in the Updated Feasibility Study.

Risk Factors

An investment in the securities of the Company involves a high degree of risk and must be considered speculative due to the nature of the Company's business and the present stage of exploration and development of its mineral properties.  Accordingly, prospective investors should carefully consider the risk factors set out below, in addition to the other information contained in this Annual Information Form.

Management of the Company considers the following risks to be the most significant for potential investors in the Company, but such risks do not necessarily comprise all those associated with an investment in the Company. Additional risks and uncertainties not currently known to management of the Company may also have an adverse effect on the Company's business.  If any of these risks actually occur, the Company's business, financial condition, capital resources, results and/or future operations could be materially adversely affected.  In such a case, the price of the Common Shares could decline and investors may lose all or part of their investment.  See also "General Description of the Business – Competitive conditions, -Economic dependence, and – Environmental protection and reclamation" .

Mining Risks and Insurance

A risk analysis conducted by RPA as part of the Updated Feasibility Study indicated that the non-economic risks associated with the Casa Berardi Project are generally low.  The following specific factors were ascribed a 'medium' risk level in the assessment:  Geotechnical – the ground control issues experienced by the previous operators;  Dilution - low cohesion in hanging wall faults could potentially cause dilution beyond current estimates;  Mineral Reserve Extraction – Mineral reserves include no allowance for pillars, and extraction rates are in the high end of the range for the selected mining methods; and Mill Throughput - increases from past rates of mill throughput are limited by the grinding circuit.  While the Company believes that the current mining plan addresses the foregoing, these risks have not been eliminated and it is possible that the occurrence of one or more of such factors could have a material adverse effect on the Company's financial condition and results of operations.   Ore extraction was temporarily suspended from January 24, 2007 until February 8, 2007, as a result of higher than expected sloughing of ore material falling in production stopes.   The Company has implemented the following since January 2007: Additional ground support including rock bolting, screening, and shotcreting; backfilling of empty stopes immediately after ore removal; reduction of the drill density and fewer explosives; change in mining sequence to mine stopes outwards from the core of the orebody to the edge, instead of from the edge inwards to the core; reduction in the number of stope access draw points developed ahead of production.

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial performance and results of operations.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which will not provide adequate coverage in all circumstances.

The Company may become subject to liability for pollution, cave-ins, or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons and the Company may become subject to liabilities that exceed policy limits.  In such cases, the Company may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Cash Operating Costs and Economic Returns

The Casa Berardi Project has no recent commercial operating history upon which to base estimates of future cash operating costs.  It is estimated that Casa Berardi will produce approximately 165,000 to 175,000 ounces of gold in 2007 at an estimated total cash cost of US$265 - $285 per ounce, based on a C$/US$ exchange rate of 1.15.  Estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques and the Updated Feasibility Study, which sources derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, expected extraction rates, and other factors.  Any variance in any of the foregoing could result in material variations in actual cash operating costs and economic returns.

Gold Price Volatility

The Company's results of operations and the estimates and projections are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists primarily of jewelry and investment demand.  There can be no assurance that the price of gold over the mine life of the Company’s Casa Berardi Project will be such that mining operations will be profitable.

In February 2006, as a condition of the $75 million Loan Facility, Aurizon entered into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security. Accordingly, to provide the lender downside price protection, the Company purchased 287,431 ounces of gold put options that provide the Company the right but not the obligation to deliver gold at a price of US$500 per ounce over the period from January 2007 to September 2010. The Company paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at average prices ranging from US$813 to US$908 per ounce.  The Company has also entered into currency forward contracts totaling $60 million that match the principal repayment dates of the debt facility and establish Canadian – U.S. exchange rates at an average rate of 1.12 over the period from September 2007 to September 2010.

Historically, the Company has periodically entered into commodity contracts to mitigate the risk associated with price volatility of the commodities it produces.  While these various arrangements are intended to mitigate the risks associated with price volatility, there is no assurance they will always be effective.

Financial Resources

The Company has historically relied on funds raised through equity financings to meet its operating and capital expenditure requirements.   The Company is dependent on cash flow from operations at Casa Berardi

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

to fund its operating and capital expenditures.  Assuming the accuracy of the 2007 mine plan prepared by management, it is estimated that the Company will have the financial resources required to meet its planned operating and capital expenditures of the Casa Berardi Project in 2007.

The estimates, projections and schedules contained in the 2007 mine plan are based on a number of assumptions and criteria, many of which are not within the Company's control.  Should any one or more of such assumptions prove not to be accurate, it is possible that the Company will require additional capital. There is no assurance that the Company will be able to obtain debt or equity financing, if required, on commercially reasonable terms , or at all and any such future financings could result in substantial dilution to existing shareholders ..

As at December 31, 2006, the Company had cash and cash equivalents of $9.5 million.  In addition, restricted cash balances that may be used to fund the Casa Berardi mine operations and general and administrative costs totaled $19.4 million at December 31, 2006.  The restricted funds will be released to the Company upon achievement of certain operating performance benchmarks at the Casa Berardi mine.  Working capital at December 31, 2006 was $29.8 million.

Long term debt as at December 31, 2006 totaled $68.8 million and there was $1.5 million un-drawn on the Loan Facility.

Uncertainty of Mineral Reserves and Mineral Resources

Mineral reserves and mineral resource figures respecting the Companies properties are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Government Permits

Continuation of production at Casa Berardi Project will require additional approvals, permits and certificates of authorization from different government agencies on an ongoing basis, including those approvals, permits and certificates referred to in the Updated Feasibility Study and this Annual Information Form.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Company’s Projects, depending on the nature of the activity to be

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine or mines.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Dependence on Key Personnel

Aurizon’s President and Chief Executive Officer, David P. Hall, and its Executive Vice-President and Chief Financial Officer, Ian S. Walton, are instrumental in the management and day to day operations of the Company.  David P. Hall is a Chartered Accountant who has been a director and officer of Aurizon since its incorporation in 1988.  Ian S. Walton is also a Chartered Accountant who has been an Officer of Aurizon since its incorporation in 1988 and a director since 1993.  In addition, Aurizon’s Vice-President, Mr. Michel Gilbert, is significantly involved in managing the Company’s operating, exploration and development activities in Quebec.  The Company depends on key personnel and cannot provide assurance that it will be able to retain such personnel.  Failure to retain such key personnel could have a material adverse effect on the Company’s business and financial condition.

Labour Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.  The Company endeavours to maintain attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel.  However, as competition for such personnel increases, there is no assurance it will be able to retain the necessary combination of skills and specialized knowledge.  Contractors, under the supervision of Aurizon’s staff, are engaged to carry out the construction, underground mine development, mining, ore processing, maintenance and diamond drill activities.  Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company.  However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company's title.  Properties may be subject to prior unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Financing of Exploration Programs

Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves.  If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off.  If Aurizon's exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of Aurizon's properties may depend upon Aurizon's ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that Aurizon will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to continue to explore and develop its properties.

Conflicts of Interest

Certain of the directors of Aurizon are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions.  Accordingly, mineral exploration opportunities or prospects of which such persons become aware will not necessarily be made available to Aurizon.  The directors and officers intend, however, to allocate these to such companies on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate.  Although such persons have fiduciary duties to Aurizon, there exist actual and potential conflicts of interest among these persons and situations could arise in which their obligations to or interests in other companies could detract from their efforts on behalf of Aurizon.

Foreign Exchange and Currency Fluctuations

To manage the Company’s currency exposure on its U.S. dollar gold sales and its Canadian dollar denominated long-term debt, the Company has entered into $60 million of foreign currency contracts that match the principal repayment dates of the Loan Facility, allowing the Company to convert U.S. dollars into Canadian dollars at an average exchange rate of 1.12.  Aurizon is not subject to margin calls on the mark to market value of the contracts. Currency fluctuations may affect the cash flow which the Company will realize from its operations since its products are sold in world markets in United States dollars and the Company's operating costs are incurred primarily in Canadian dollars. The Company may in future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure.  However, there is no assurance that such hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

CASA BERARDI PROJECT

During 1998, the Company acquired from TVX Gold Inc. a 100% interest, subject to a gold indexed net smelter royalty, in the Casa Berardi property which comprised 284 mineral claims, two mining leases and all of the existing infrastructure (the “Casa Berardi Project”).  The Company paid $2 million and agreed to pay

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

an additional $4 million on the earlier of August 27, 2001 or at the start of commercial production, and a 2% to 4% gold indexed net smelter royalty, to a maximum of $10 million.  The Company also assumed a liability for reclamation work, estimated at $1,555,000 at the time of the acquisition.

On July 5, 2001, the Company and TVX Gold Inc. entered into an agreement to defer the outstanding payment of $4 million related to the acquisition of the Casa Berardi property for two years until August, 2003. In consideration, Aurizon issued one million (1,000,000) common shares and issued an additional 960,153 common shares in payment of interest due on the outstanding payment.

On July 5, 2002, Aurizon exercised its right of first refusal to match a third party offer, and acquired the residual interest of TVX Gold Inc. in the Casa Berardi Project, which comprised an outstanding payment of $3.9 million and a gold indexed net smelter royalty, for cash consideration of $5 million.  As a result, Aurizon currently owns a 100% interest in Casa Berardi.

Information in this Annual Information Form that is of a scientific or technical nature relating specifically to the Casa Berardi Project  has been prepared by or under the supervision of Ghislain Fournier, P. Eng., Corporate Development Manager of the Company and a Qualified Person as the term is defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and, except for recent exploration information updated by management of the Company, is derived from the technical report prepared by or under the supervision of Graham G,. Clow, P.Eng. Principal Mining Engineer of Roscoe Postle Associates Inc., in connection with the Updated Feasibility Study entitled "Technical Report on the Casa Berardi Project", a copy of which has been filed under the Company's profile at www.sedar.com.

Property Description and Location

The Casa Berardi property is located in the Province of Quebec, approximately 95 km north of the town of La Sarre, in the James Bay municipality.  The property extends along an east-west axis for more than 37 km and reaches 3.5 km in width.  The overall property covers several thousand hectares.  However, the area directly involved in the current Casa Berardi Project covers only a few hundred hectares.  The East and West Mines, separated by the Principal Zone, are located along a 5 km mineralized corridor.

A 38 km all-season gravel road off the paved road, linking the village of Villebois to the Selbaie mine, provides easy access to the property. A gravel road links the East and West Mines infrastructure.

The property currently comprises 299 contiguous designated claims, covering a total of 16,155.73 hectares, and two (2) mining leases (BM 768 and BM 833), covering 397.09 and 84.35 hectares respectively, for a total of 16,637.17 hectares. Mining lease BM 768 expires on April 28, 2008 and mining lease BM833 expires in 2015.  Taxes for the mining leases approximate $18,000 per year.

Other legal titles, under the name of Aurizon, include the non-exclusive lease BNE 0010752, the tailings lease 70,218, and an additional five (5) hectares of land contiguous to mining lease 768 for rock waste material storage.  Gescad Inc. manages the mining titles for Aurizon and produces an update on the titles once a year.  All rents, statutory works and tax payments are in good standing as at March 1, 2007.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Environment and Permits

Environmental approvals obtained by previous owners and transferred to Aurizon cover the following aspects of the project:

•

ore extraction, beneficiation and implementation of a tailings pond for the East Mine;

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operation of the West Mine;

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operation of a pit for clay material;

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operation of a quarry;

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Kaakakosig water stream diversion at the East Mine;

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operation of a cement plant;

•

installation of a septic tank near the East Mine hoist shaft.

The following approvals and modifications to existing approvals have been obtained by Aurizon:

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authorization certificate for the extraction and ore processing at the East Mine site was modified on September 10, 2001 to increase the production rate at the concentrator;

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authorization certificate for the operation of the West Mine was modified on February 21, 2001 to increase the production rate to 3920 tonnes per day;

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groundwater abstraction notice prepared for the drinking water wells and the mine water pumping system for East mine was acknowledged by the Ministry of Environment on June 26, 2003;

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site rehabilitation plan for the East and West Mine sites was approved by the Ministry of Natural Resources on May 8, 2000.

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Aurizon received approval to add a new 5 hectares waste rock pile to their site rehabilitation plan on April 11, 2003.

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inspection and approval of the Inco SO2 cyanide destruction water treatment system and elution pressure storage vessels;

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approval for the sanitary waste septic systems at the West Mine.

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Permit for surface pumping system for fire protection at the West Mine.

In addition to sectorial authorizations such as a permit to operate/construct on forest lands and the verification with the Quebec Ministry of Natural Resources, Fauna and Parks for approval of the location of existing waste rock piles and the mill, the following approvals must be obtained in the future:

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amendment to the existing approval for increasing the capacity of the tailings pond.

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approval for additional land contiguous to tailing lease 70218 to cover the increased capacity of the tailings ponds.

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existing abstraction notices must be revised to reflect any changes to the pumped volume of groundwater.

Required Project Environmental Approvals

Certificates of authorization from the Ministry of Environment of Québec were issued to Aurizon in 2001 for the then planned increased capacity of both the West Mine and the process plant. The modifications that have since been made to the Project were verified in order to determine if these changes warrant modifications to existing environmental approvals or the issuance of new ones. All environmental approvals that were required for commercial operations have been obtained.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Reclamation Plan

The site rehabilitation plan for the Casa Berardi East and West mine sites was approved by the Ministry of Natural Resources of Quebec (the “MRN”) on May 8, 2000.  Cost details were updated to reflect modifications proposed in the Updated Feasibility Study, dated October 26, 2005 and an updated restoration plan was submitted in January 2006.  The MRN and Ministère du Développement Durable de l’Environnement et des Parcs (Ministry of Sustainable Development, Environment and Parks, Quebec) have requested that more tests be conducted on the tailings and the ore from the new zones.  Tests are currently in progress and the final results are expected in the second half of 2007.

Site Rehabilitation

The site rehabilitation plan for the Project East and West sites was approved by the MRN on May 8, 2000 and cost details were updated to reflect modifications proposed in the Updated Feasibility Study.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Casa Berardi property is located 95 km north of the town of La Sarre, in the James Bay municipality in the Abitibi region of northwestern Quebec and is accessible by road from La Sarre.  A 38 km all-season gravel road off the paved road linking the village of Villebois to the Selbaie mine, provides easy access to the property.  A gravel road links the East and West Mines infrastructure.

The average yearly mean temperature for the area is slightly above the freezing point at 0.8°C.  The average temperature in July reaches 16.8°C while for January it averages -17.9°C.  According to precipitation data gathered between 1961 and 1990, the average annual precipitation is 856 mm of water.  Rain precipitation is more intense in September with an average of 113 mm.

Qualified manpower is readily available from the La Sarre area, a municipality of 7,728 inhabitants (2001 census).  Aurizon is currently relying on experienced staff and personnel with good mining expertise.

The Company has all surface rights required to conduct current mining operations.

Existing surface and underground infrastructure at the East Mine at the time of acquisition by Aurizon included a 55 kilometre long, 120 kV, power line, coming from Normétal, (supplies power to the site); a 2200 tpd mill with expansion capacity to 2600 tpd; a tailings pond composed of three (3) cells, a polishing pond and a process water pond; a crushing plant; a two-storey administrative building covering an area of 1887 square metres with office space including a conference room, a warehouse, a dry, an infirmary, a laboratory, a main garage of 970 square metres, a millwright shop and an electrical shop; a warehouse for reagents and lubricants; a second garage covering an area of 430 square metres used as a core shack; a pumping station; a backfill plant located at the ventilation raise collar; a hoistroom, headframe and a 379 metre deep shaft; a decline down to the 565 metre level; a series of ramp-connected levels.

Surface and underground infrastructures at the West Mine includes:  a headframe, hoistroom and a 5.5 metre diameter, four compartment, concrete lined 760 metre shaft; backfill raise with associated dump station; backfill plant including a compressor room and a ventilation raise intake; additional ventilation raise intake at the portal; settling ponds; pumping station; 380 square metres garage; a dry house with offices and warehouse; a second warehouse; a gate house; a decline down to the 760 metre level providing access to all intermediate levels between 145 and 750 metre levels.

There is no surface infrastructure related to the Principal Zone. A 5 kilometre long track drift joins the East and West Mines and provides access to the Principal Zone at the 280 metre level.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

The following work was completed in 2006 at Casa Berardi:

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Shaft sinking down to the revised 760 metre level.

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Construction of the backfill network comprising the cement plant, cement slurry distribution piping, raises for the waste rock, and a concrete collar through the soil cover to surface.

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Construction of the underground infrastructure including the rockbreaker, grizzly, ore/waste chutes and loading pockets at the 690 metre level.

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Mill rehabilitation, including the installation of a new gravity circuit, refurbishing of the crushing, grinding, carbon in leach, absorption, and refinery circuits. Refurbishing of the conveyors, piping and electrical wiring is complete and new equipment has been purchased for the assay laboratory and electronics have been installed to optimize the ore feed controls.

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1,246 metres of ramping, including 841 metres to extend the 113 Zone ramp down to the 740 metre level and 405 metres to extend the Lower Inter ramp down to the 570 metre level.

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4,682 metres of drifting, including 4,508 metres to develop the 650, 670, 690, 710, and 730 metre levels in the 113 Zone and 174 metres to develop the 570 metre level of the Lower Inter Zone.

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1,342 metres of raising, including 198 metres of ventilation raising, 273 metres of ore and waste pass raises, 772 metres of fill raises and 57 metres for the load out raises.

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Rebuilding the existing fleet of mobile mine equipment.

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On surface, at the West Mine, a new head frame was erected, along with a hoist room, and surface ore and waste bins.  Mechanical and electrical hoist installations were also completed.

The topography of the Casa Berardi Project is generally gentle and is mostly characterised by swamps and thick overburden coverage (up to 60 m locally).  The average elevation varies between 270 and 360 m above sea level. An esker crosses the property south of the West Mine and was once quarried for gravel.  According to the map of ecological regions of Québec, the area falls within the boreal zone and the spruce and moss domain.  The forested zones are characterised mainly by jack pine and spruce and have generally been logged. The project construction area is characterised by swamps and is therefore classified as a bare to semi-bare wetland.  The Turgeon River crosses the property in its western part and Raymond Lake is located to the east of the mines.

History

In 1974, Inco Gold Co. ("Inco") staked the first claims of the Casa Berardi property.  Prior to that, the area had been explored for base metal and iron formation.  The discovery hole was drilled in 1981 and in 1983 a joint venture agreement was reached between Inco and Golden Knight Resources Inc. Subsequent work ultimately led to the opening of the East Mine in 1988 and to commercial production from the West Mine in 1990. In 1991, TVX acquired Inco's 60% interest in the project.

In January 1997, TVX announced the closure of the East Mine followed two months later by the closure of the West Mine.

Aurizon acquired the Casa Berardi assets and mining rights in August 1998.

Between 1998 and 2004, Aurizon conducted surface exploration programs with the objective of defining more resources.  Aurizon completed 390 new holes and deepened 3 previous holes for a total of 145,169 metres.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

In the West Mine area, the main achievement is the discovery of the Zone 113 and 117N to 123 zones.  In the East Mine area, the program led to the discovery of the 140 and 157 zones.  In addition, drilling has been performed along the dip extension down to 1,500 metres.

In 2003, Aurizon initiated an underground exploration program to increase the confidence level in the resources of Zone 113 by drilling from underground access at the 550 m level.  This program upgraded the resources of Zone 113 to the indicated mineral resources category.

In January 2005, Met-Chem Canada Inc. (“Met-Chem”) completed a feasibility study based on the indicated mineral resources above level 700 metres in the West Mine area of the Casa Berardi project.

In October 2005, Roscoe Postle & Associates Inc. completed the Updated Feasibility Study integrating the results from the January 2005 feasibility study and a January 2005 resources estimate both completed by Met-Chem.  See "Updated Feasibility Study" below.

In 2006, Aurizon completed construction and development at the West Mine area and commenced underground mining operations.

Past Production

Previous production at the Casa Berardi underground mine is reported to have commenced at the East Mine in September 1988 and at the West Mine in April 1990.  Mining operations are reported to have been performed from ramps accessing the upper part of the deposits at the East and West Mines, from which a total of 3.5 million tonnes, at an average gold grade of 7.1 grams per tonne, is reported to have been extracted between 1988 and 1997 to produce 688,000 ounces of gold.

Geological Setting

Regional and Local Geology

The Casa Berardi project is located in the Northern part of the Abitibi subprovince, a sub-division of the superior province, the Archean core of the Canadian Shield. The project area belongs to Harricana-Turgeon Belt (Lacroix 1991, 1994), which is a part of the North Volcanic Zone (Chown et al. 1989).

The regional geology is characterized by a mixed assemblage of mafic volcanics and mostly flyshic sedimentary unit iron formations and graphitic mudrocks limited by large batholith with granodioritic to granitic composition.

Structurally, the property is enclosed in the Casa Berardi Tectonic Zone, a 15 kilometres wide corridor that can be followed over 200 kilometres.  The network of East-West to East-South-East and West-North West ductile high strain zones follows principally lithological contacts.

Property Geology

Stratigraphic Divisions

Property geological environment is centered on the Taïbi volcano-sedimentary domain, which is limited to the north by the Recher batholith and to the south by different volcanic domains of tholeiitic affinity. The Dieppe domain covers half of the south western part of the property and the Turgeon domain lies immediately south of the eastern half of the property. Dieppe volcanism is recognizable by thick (up to 100 m) massive flow or volcanic conduit with sub-ophitic textures indicating a deep volcanic environment with high magma generated rate.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Well defined sedimentary units in the flyshic sequence, like magnetite rich wacke and conglomerate, can be traced over tens of kilometers without significant facies variations.  Inserted volcanics units with 5 to 15 kilometer extensions inside the sediments have the form lenses shape structures.  Smaller lenses of a few hundred meter width are included inside the Casa Berardi deformation zone.

Structures

The Casa Berardi Fault is defined in the Casa Berardi area by an unconsolidated tectonic breccia corresponding to graphite rich sediment sequence at the base of the Taïbi domain, a northern continuous mafic fragmentary volcanic units and a southern polymicte conglomerate unit.

Alteration and Metamorphism

The regional metamorphism at lower greenshist facies, present elsewhere in the Harricana-Turgeon Belt, is locally influenced by a series of syn-tectonic batholith with associated thermic aureole.  The Recher thermic aureole limit follows the northern limit of the property located at around 2 km from the batholith limit and from the Casa Berardi Fault.  At depth, observations and gravimetric profile linked to metamorphic rocks indicate a contact dipping south toward the Casa Berardi Fault.

Mineralization

Mineralization volumes come from low sulphides quartz veins, centimetric to decimetric quartz veins networks with disseminated sulphides in host rocks and iron formation and pyrite rich chert highly carbonatized.  Gold mineralization can be illustrated schematically by a detachment along a lithological contact showing a strong rheological contrast.  The Casa Berardi vertical fault plane is the main discontinuity. However, near the fault or in the middle of the deformation zone, fold noses in basalt and conglomerate generate quartz vein systems with associated shearing and faulting.  Examples of the two contexts co-exist in each deposit.

Veins contain only minor sulphides (1-3%) including mainly arsenopyrite, pyrite, and trace amounts of sphalerite, chalcopyrite, pyrrhotite, tetrahedrite, galena and gold. Arsenopyrite is the main gold bearing sulphide present in all veins of the deposit.

Exploration and Development

Following the acquisition of the Casa Berardi project, Aurizon commenced a large surface drilling program to investigate the West Mine Area. A total of more than 76,000 metres of core was drilled during the 1998-99 campaign.  The program resulted in the discovery of Zone 113 and other smaller mineralized bodies.  To increase the confidence level of the mineral resources and prove the potential of a mining operation, an underground exploration program was planned and initiated in April 2003 to test the continuity of the mineralization of Zone 113.

In 2003, the West Mine ramp was extended 1,074 metres from the 450 metre level down to the 550 metre level, to provide access to the 113 Zone for metallurgical testwork and to provide drill bases for in-fill definition drilling.  Approximately 44 metres of the exploration drift were complete by year-end, allowing the completion of 1,400 metres of definition drilling.  A further 21,000 metres of surface exploration drilling was completed in the area of Zones 118-120 during 2003.

The major underground exploration program that was initiated in early 2003 at Casa Berardi continued during 2004, along with the substantial completion of a revised feasibility study in early 2005 as well as completion of certain surface infrastructure.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

In 2004, $25.9 million was invested at the Casa Berardi project for the construction of the surface foundations and shaft collar; a shaft pilot raise from the 550 metre level to surface; 878 metres of exploration drifts; 53,100 metres of exploration and definition drilling; 102 metres of ventilation raising; and 1,590 metres of ramping down to the 550 metre level.

In 2005, $41.1 million was invested at the Casa Berardi project for the completion of two feasibility studies, one in January 2005 based upon mineral reserves above the 700 metre level, and another in October 2005 incorporating mineral reserves down to the 900 metre level; construction of a new headframe, hoist room, ore and waste bins; shaft sinking down 290 metres from surface; 113 Zone ramp extended 1,200 metres down to the 680 metre level; Lower Inter Zone accessed down to the 570 metre level with the completion of 429 metres of ramping and drifting; 685 metres of drifting; 367 metres of ventilation raising; initiation of mill rehabilitation with the refurbishing of the crushing circuits, conveyors and assay laboratory; 33,500 metres of definition drilling from 137 holes; 19,000 metres of surface exploration drilling from 32 holes; and detailed engineering for the shaft and surface infrastructure.

In 2006, the major underground pre-production and exploration program that was initiated in early 2003 at Casa Berardi continued.  As previously disclosed under “Infrastructure” this work was completed in 2006.

In 2006, $74.5 million was invested to fund the aforementioned construction and development work and the following drilling activity:

▪

336 definition drill holes totaling 24,578 metres of definition drilling including 185 holes totaling 9,612 metres within the 113 Zone and 151 holes totaling 14,966 metres within the Lower Inter Zone. Information from the definition drilling program is being used to finalise the precise ore stope dimensions. Footwall drifts, which are set 20 metres apart, were used as the collar locations. Results from definition drilling on six working levels of Zone 113 were incorporated into the Updated Mineral Reserve estimate as at December 31,2006. Definition drilling on the Lower Inter Zone was still in progress at year end.

▪

48,083 metres of exploration drilling, including 19,779 metres of underground drilling and 28,304 metres of surface drilling. Details of the exploration drilling program are included under “Drilling”.

The Company used two contractors, namely Benoit Drilling Ltd. and Orbit Drilling Ltd., for its 2006 drill programs.

See also “Drilling – Drilling Program 2006 – 2007”.

Drilling

Drilling Program 2003-2005

In April 2003, Aurizon began an underground exploration program to test the continuity of the mineralization of the previously outlined Zone 113. The program included the development of a ramp from level 450 of the West Mine down to level 550 the development of an exploration drift (550 level), and underground drilling of Zone 113  from the 550 level.

The program successfully delineated the mineralized sectors and the relationship between the different lenses interpreted in the earlier model. The new drilling shows that the mineralization is associated with a large folded quartz vein along the Casa Berardi Fault.  Folding is complex and the vein geometry is very variable.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

The quartz vein is located in sedimentary rocks that are predominantly wacke and mudrock types. The Casa Berardi Fault, that runs east-west and has a dip of ± 80 degrees to the south, cuts all the lithologies and mineralization. North of the fault, the rock type changes to a thick sequence of wacke that is very homogeneous. Gold grade from sample to sample is very variable, however vein grade is quite consistent. High grade portions are associated with free gold mineralization that is easily observed in the core.

Hole collars were surveyed by mine surveyors. Hole deviations were measured using Reflex instruments that provide azimuth and dip at intervals of 50 meters. In addition, dip angles were measured at intervals varying from 6 to 25 meters along the hole using Microsync or Easy Dip instruments. All of these instruments provide accuracy well below one degree.

Drilling Program 2006 – 2007

Development and definition drill programs are currently underway with the objective of increasing the Casa Berardi project’s initial six year mine life.

In 2006, drilling activity was prioritized on definition drilling of Zone 113 and the Lower Inter Zone required for finalizing stope design and access, and an underground program in the area of Zones 118-120 to follow up on inferred resources that had previously been identified by wide spaced surface drilling.  Surface drilling tested targets in the area of the Principal Zone and extended the mineralization contained in the crown pillar of the East mine.

Zone 123-S

The most significant discovery of mineralization to date outside of the Casa Berardi fault (Zone 123-S), located 350 metres south and 900 metres east of the existing West Mine infrastructure, was made at Casa Berardi during the exploration program in 2006.  Two surface master holes, drilled approximately 100 metres apart, returned intersections (along the hole) of 32.7 grams of gold per tonne over 13.8 metres and 13.1 grams of gold per tonne over 11.6 metres, approximately 650 metres below surface. Short wedge holes drilled 10 metres above each master hole, returned respectively 10.2 grams of gold per tonne over 13.8 metres and 6.4 grams of gold per tonne over 11.5 metres.

The South fault is the southern branch of the gold bearing fault system, while the Casa Berardi fault represents the northern branch. Both faults merge together to the west in the area of the Lower Inter Zone and approximately 600 metres east of the new Zone 123-S discovery.

Historic deep drilling was focused on intersecting the extension of the Casa Berardi fault and generally intersected the South fault above the 500 metre elevation. Mineralization was encountered only in the area of the South West Zone and Zone 123.  Deep exploration along the South fault remains open at depth and along strike.

Zone 122-Deep

During 2006, underground exploration also intersected high grade mineralization along the Casa Berardi fault (Zone 122-Deep) in the same area. Intersections returned 12.2 grams of gold per tonne over 9.9 metres and 12.2 grams of gold per tonne over 7.2 metres.

Two surface drill rigs will be active in 2007 in the area of Zone 123-S and 122-Deep.  Aurizon is currently evaluating various scenarios to access the zones, including the possible development of a new underground exploration drift from the 850 metre level of Zone 113, in order to test the dip extension of both zones, down to 1,500 metres.  In the short-term, Aurizon will extend the current exploration drift on the 550 metre level, by approximately 200 metres, in order to drill Zone 123-S, on closer spacing, from underground.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Zones 118-120

Underground drilling was performed in 2006, from the 550 level exploration drift, in the area of Zones 118-120, which had previously been discovered by surface drilling. Mineralization differs from Zones 113 and Lower Inter, because gold is usually associated with disseminated sulphide and stockwork rather than large and continuous quartz veins. As a result, the geological block model has been updated and remodeled by Scott Wilson RPA and a new inferred mineral resource has been estimated (Refer to “Mineral Reserves and Resources”).

Principal Zones

During 2006, a wide-spaced  surface drill program was conducted in the area of the Principal Zones The majority of the Principal Zones are located north of the Casa Berardi fault, 1,000 metres east of the new production shaft. Two holes intersected the Principal Zones, north of the Casa Berardi fault and returned 29.7 grams per tonne of gold over 20.5 metres and 20.1 grams of gold per tonne over 1.5 metres. Rehabilitation of the 280 metre level track drift, which connects the West Mine area to the shaft located at the East Mine, is planned for 2007.The drift can then be used for an underground drill program on the Principal Zones.

In 2007, Aurizon will utilize at least two underground and two surface drill rigs to upgrade existing mineral resources and add new mineral resources in 2007, as follows:  Approximately 8,000 metres of underground drilling, on 25 metre spacing, will be performed in the area of Zones 118 – 120 and Zone 115 to increase the confidence level of the resources.

The 550 track drift will be extended to the east by approximately 200 metres in order to provide access to drill the recently discovered Zone 123-S from underground.  Surface drilling will continue with two rigs operating in the area of the 122-Deep Zone and east of the Principal Zone.

East Mine crown pillar

During 2006, approximately 6,000 metres of drilling was performed in the area of the East Mine crown pillar providing information that has been incorporated into an updated mineral resource estimate.  See "Updated Mineral Reserves and Resources".

Sampling and Analysis

The drill core is washed, verified for continuity, recovery rates and accuracy of the length. Core from underground is photographed to record rock quality. Following that, RQD measurements are carried out for the entire length of the drill core.  A geologist describes the core’s geology and records geological and structural data into a digital logging package.  Approximately 20 to 40% of bore hole’s length is typically sampled. Sample lengths average 1.3 metres.

Four laboratories were used for first assays; SGS of Rouyn Noranda, Techni-lab of Ste-Germaine Boulay, Swastika Laboratory at Swastika Ontario and the mine site laboratory.

At SGS laboratory (“SGS”) a 30 gram sub-sample is prepared and weighted for assay.  For exploration samples, fire assays with a detection limit of 5ppb with an atomic absorption finish are used for a first run. All results above 3000 ppb are re-assayed with the same method using a detection limit of 0.1g/t with a gravimetric finish.  SGS has its own Quality Assurance and Quality Control (“QA/QC”) program that consists of insertion of blank samples at a rate one Certified Reference Material (CRM) and pulp duplicates.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

At Techni Lab laboratory, a 30 gram sub-sample is prepared by multiple splits and weighted for assay. For exploration samples, fire assays with a detection limit of 5 ppb with an atomic absorption finish are used for a first run. All results above 1000 ppb are re-assayed with the same method using a detection limit of 0.3 grams/tonne with a gravimetric finish.

At Swastika laboratory, a 30 gram sub-sample is prepared and weighed for assay.  Each 30 gram sample is analysed by the Fire Assay method using the gravimetric finish.  Swastika  has its own QA/QC program that consists of insertion of blank sample, Certified Reference Material (CRM) and pulp duplicates in each batch analysed.

At the mine site laboratory, a 30 gram sub-sample is prepared and weighed for assay.  Each 30 gram sample is analysed by the fire assay method using the atomic absorption finish.  The mine site lab has its own QA/QC program that consists of insertion of blank samples, Certified Reference Material (CRM) and pulp duplicates in each batch analysed.

All assay results from the external laboratories are sent electronically to the mine site and transferred automatically into the drill data base following an appropriate procedure to avoid duplicate sample results. The original signed assays certificates are sent by post with a lab official’s signature.

Quality Assurance and Quality Control  (“QA/QC”)

In completing the primary lab QA/QC program, Aurizon inserts commercial standard material of different grades at a rate of 4%. Results have been monitored upon receipt of each certificate and all values outside 10% from expected grade on standard are re-assayed using the whole sample batch pulps.

For the entire 2006 drilling program, the control lab for both the mine geology and exploration programs was ALS Chemex of Val d’Or. Around 10% of the sample pulps and approximately 5% of the coarse rejects coming from primary labs are re-assayed with the same fire assay with gravimetric finish technique. ALS Chemex has it own QA/QC program that include for each certificate a series of blank, duplicates and standards corresponding to approximately 20% of samples submitted.  QA/QC program results are sent to Aurizon with every assay certificate.

Updated Mineral Resource and Mineral Reserve Estimates

In October 2005, RPA completed the Updated Feasibility Study on the Casa Berardi project.  The Updated Feasibility Study integrates the results of a feasibility study and a resource estimate, both completed by Met-Chem in January 2005, with subsequent updating information from Aurizon, and independent assessment by RPA.  The Met-Chem feasibility study was based on reserves above the 700 metre level, and the resource estimate covered the area below the 700 metre level.

Casa Berardi mineral resource and reserve estimates as at December 31, 2006, implementation and the quality control program are supervised by Jeannot Boutin, Mining Geology Superintendent, with the assistance of Bernard Salmon and Jason Cox of Scott Wilson RPA, “qualified persons” as defined by National Instrument 43-101.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Mineral Reserves

Table 1-1 below summarizes the updated mineral reserves estimate for Casa Berardi as of December 31, 2006.  Mineral reserve estimates are supervised by Jeannot Boutin, Mining Geology Superintendent , and have been audited by Bernard Salmon and Jason Cox of Scott Wilson RPA, all “qualified persons” as defined by National Instrument 43-101.

MINERAL RESERVES – December 31, 2006

Casa Berardi Mine

Zone	Category	Tonnes	Grade (grams/tonne Gold)	Contained Ounces
113	Proven	622,000	10.66	213,100
113	Probable	2,160,000	8.87	616,200
Lower Inter	Probable	1,190,000	6.08	232,600
South West	Probable	420,000	4.12	55,600
North West	Probable	179,000	5.52	31,900
111	Probable	53,000	5.02	8,600
Low-Grade Dev.	Probable	89,000	3.88	11,100
Total		4,713,000	7.72	1,169,100

Notes:

1.

CIM definitions were followed for Mineral Reserves.

2.

Mineral Reserves are estimated at a cutoff grade of 4 g/t Au.

3.

Mineral Reserves are estimated using an average long-term gold price of US$485 per ounce and a US$/C$ exchange rate of 1:1.10.

4.

A minimum mining width of three metres was used.

5.

Bulk density is 2.70 tonnes per cubic metre  for 113 Zone, and 2.77 tonnes per cubic metre for other zones.

The following assumptions used in the estimate of reserves in the Updated Feasibility Study were used in the estimates of Mineral Reserves as at December 31, 2006.

Mineral reserves were estimated for a longhole open stoping mining method without pillars, mined in a primary-secondary sequence.  Stopes will be backfilled after mining using cemented rock fill or unconsolidated waste rock.  A 97% mining extraction was applied to stopes in all zones.

Dilution was estimated using results from geomechanical modelling of hangingwall and footwall stability.  An allowance was added for backfill dilution.  Across all mining zones, dilution averages 14%.

Mineral Resources

The mineral resource estimates for the Casa Berardi Project as at December 31, 2006, are summarized in the tables below.  Total measured and indicated resources, excluding the portion of undiluted resources that have been converted into mineral reserves, are estimated at 3,097,000 tonnes at 5.3 grams/tonne gold.  Estimated inferred resources are 5,027,000 tonnes at 6.6 grams/tonne gold.  Mineral resources are classified based on density of drill hole data and continuity of the auriferous zones.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

MINERAL RESOURCES ESTIMATE Casa Berardi Mine As at December 31, 2006
	Tonnes	Grade Grams/tonne	Gold Ounces
Measured Mineral Resources
Zone 113	38,000	7.3	9,000
East Mine Crown Pillar	291,000	4.3	41,000
Indicated Mineral Resources
Zone 113	500,000	3.7	60,000
Zone Lower Inter	298,000	5.4	52,000
Zone 111	40,000	5.4	7,000
Zone South West	323,000	4.6	47,000
Zone Inter	124,000	4.4	18,000
Zone 109	68,000	8.6	19,000
Zone 115	39,000	15.1	19,000
Zone Principal	655,000	6.2	131,000
East Mine Crown pillar	617,000	4.6	91,000
East mine underground	104,000	9.6	32,000
Total measured and indicated resources	3,097,000	5.3	526,000
Inferred Mineral Resources
Zone 109	-	-	-
Zone Lower Inter	115,000	6.6	25,000
Zone North West	-	-	-
118-120	1,141,000	6.9	254,000
Zone Principal	2,963,000	6.5	615,000
East Mine	808,000	6.4	166,000
Total inferred resources	5,027,000	6.6	1,060,000

Notes:

1.

All of the above mineral resource estimates have been audited by Scott Wilson RPA.  Indicated mineral resources are exclusive of mineral reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

2.

CIM definitions were followed for Mineral Resources.

3.

Mineral Resources are estimated at cutoff grades of 4 g/t Au for 113, Lower Inter, 111, NW, and SW zones, 1.3 g/t Au for the East Mine Crown Pillar (open pit), 4.31 g/t Au for the rest of the East Mine, and 3 g/t Au for all other zones.

4.

Mineral Resources are estimated using an average long-term gold price of US$485 per ounce, and a US$/C$ exchange rate of 1:1.10.

5.

Minimum underground mining widths of three metres were used.

6.

Totals may not represent the sum of the parts due to rounding.

7.

Mineral Resources are exclusive of Mineral Reserves.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Mining Operations

Mining Method

The selected mining method is sequential transversal and longitudinal long hole when the vein is larger than 10 metres and longitudinal long hole retreat when the vein is less than 10 metres.  In areas where the fault is wider, the sequential mining method will also be used when the vein is less than 10 metres.  When the vein is larger than 20 metres, it is divided into panels and mined from the hangingwall to the footwall.  The stoping sequence includes cemented rockfill of the primary stoping sequence, cemented and unconsolidated rockfill for the longitudinal retreat and unconsolidated rockfill for secondary stoping sequence.  Due to ground conditions encountered in 2007, longitudinal retreat mining is no longer included in current mining plans for Zones 113.  Mineral reserves as of December 31, 2006, reflect this change, including increased development requirements.

Stope dilution has been calculated from numerical modeling on the basis of the stability of the stope openings, ore deposit geometry and mining method.  The amount of dilution was reduced for stopes of smaller dimensions on the fringes of the zone, and increased for stopes with unfavourable geometry.  In addition, each stope was assigned a backfill dilution percentage based on number of walls standing against the fill and the type of mucking floor.

Life of Mine Plan

The mine plan outlined in the Updated Feasibility Study envisaged  initial production of 1,600 tonnes per day commencing in the fourth quarter of 2006, gradually increasing to 2,200 tonnes per day by the first quarter of 2008, as additional working places are developed. Mining operations commenced in early November, 2006 and  68,481 tonnes were milled in 2006 at an average grade of 8.6 grams per tonne. Mill recovery was 93.9% to produce 17,731 ounces of gold.  The average ore grade milled of 8.6 grams per tonne and mill recoveries of 93.9% compare favorably with the grade estimated in the Updated Feasibility of 8.0 grams per tonne and anticipated mill recoveries of 92%. The Updated Feasibility Study had expected production to commence in October, 2006 and production of 115,300 tonnes in 2006.

Production Estimates

The Updated Feasibility Study envisaged production of 1,092,000 ounces of gold from 4.8 million tonnes of ore over an initial mine life of 6.2 years. Aurizon will review the life of mine plan on a regular basis to reflect the actual operating experience and results achieved, particularly in the initial months of production. Aurizon estimates that gold production in 2007 will be approximately 165,000 to 175,000 ounces at an estimated total cash cost of US$265 to US$ 285 per ounce, using a C$/US$ exchange rate of 1.15 .

The mine plan in the Updated Feasibility Study forecast that 4,804,100 tonnes would be milled during the reserve life of 6.2 years at an average grade of 7.8 grams per tonne RPA generated a base case pre-tax cash flow projection for the Casa Berardi Project for the life of mine using a gold price of US$400 per ounce and an exchange rate of US$1.00 = $1.25.  On a stand-alone basis, the undiscounted pre-tax cash flow of the Casa Berardi Project totals $107.2 million over the mine life, and simple payback occurs near the mid-point of 2009 (32 months from start of production).  Average annual gold production during operation is estimated at 177,000 ounces per year.  Net present value at a 5% discount rate is $67.6 million, and the internal rate of return is 23%.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

The pre-tax cash flow projection estimated in the Updated Feasibility Study for the Casa Berardi Project was based on the key criteria and assumptions set forth in the following table:

Revenue Assumptions	Cost Assumptions
2,200 tonnes per day mining from underground (803,000 tonnes per year).	Pre-production period: 19 months (April 2005 to October 2006).
Mill recovery by zone averaging 91%.	Mine life: 6 years.
Reduction in ounces for gold entrained in mill circuit.	Life of mine production plan as described above
Gold at refinery 99.965% payable.	Mine life capital totals $139.6 million.
Exchange rate US$1.00 = C$1.25.	Average operating cost over mine life or $61.91 per tonne milled.
Metal price: US$400 per ounce gold.
Net smelter return includes doré refining, transport, and insurance costs.
Revenue is recognized at the time of production.

Cash Flow Projection

The Company does not as a matter of course make public projections as to future sales, earnings or other results.  The projected capital expenditures, production estimates, cash flow and other projections included in this Annual Information Form have been prepared by the Company.  These projected capital expenditures, production estimates, cash flow and other projections have been included in this Annual Information Form based on the requirements of Canadian securities regulations and were not prepared with a view toward compliance with the published guidelines of the United States Securities and Exchange Commission ("SEC") or the guidelines established by the Canadian Institute of Chartered Accountants or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.  The cash flow projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments.    Accordingly, there can be no assurance that the assumptions made in preparing the cash flow projections for the Casa Berardi Project will prove accurate, and actual results may be materially greater or less than those contained in the cash flow projections.  For these reasons, as well as the bases and assumptions on which the cash flow projections were compiled, the inclusion of such cash flow projections herein should not be regarded as an indication that the Company, or any of its representatives, considers such information to be an accurate prediction of future events, and the cash flow projections should not be relied upon as such.  The Company does not intend to update or otherwise revise the cash flow projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions are shown to be in error.

On January 24, 2007, ore extraction at the Casa Berardi mine was suspended as a result of higher than expected sloughing of ore material falling in the production stopes.  Mining operations resumed on February 8, 2007 following remedial steps to provide additional ground support.  Production is gradually increasing back to the initial planned rate of 1,600 tonnes per day and is then expected to ramp up to 2,200 tonnes per day over the next twelve months.  Based upon the current mine plan, it is estimated that Casa Berardi will produce approximately 165,000 – 175,000 ounces of gold in 2007 at an estimated total cash cost of US$265 - $285 per ounce, using a Cdn$/US$ exchange rate of 1.15.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Any strengthening of the Canadian dollar relative to the U.S. dollar will have a negative impact on earnings as the price of gold is denominated in U.S. dollars which are then converted into Canadian dollars to pay the Canadian operating costs.  Using a US$600 gold price, a one cent change in Cdn$/US$ exchange rate would have a $1.0 million impact on cash flow.  A US$10 per ounce change in the price of gold would have a $1.9 million impact on cash flow.

A one gram change in the gold grade of the projected 2007 ore production  would have a $13.0 million impact on cash flow, using a US$600 gold price and a Cdn$/US$ exchange rate of 1.15.

During the first quarter of 2007, the Casa Berardi mine will be in the commissioning and ramp-up phase of operations.  Gold sales prior to achieving commercial production will not be reflected in the statement of operations. These gold proceeds will instead be deferred together with operating costs.  Achievement of commercial production will be deemed established upon reaching certain operating levels of mining and milling for a sustained period of time, and is expected in the second quarter of 2007.  In accordance with the terms of the project debt facility, the Casa Berardi mine is also required to meet certain operating performance benchmarks, as stipulated by the lenders, in the second half of 2007.

Containment of mine site operating costs will be a challenge in 2007 as a tight labour market, higher materials, hydro and fuel costs continue to add cost pressures.  The remedial steps implemented in the first quarter of 2007 involve additional ground support and may lower productivities, which could also impact operating costs.

Capital Costs

Pre-production Capital Costs

Pre-production capital cost were estimated at $102.6 million in the Updated Feasibility Study.  The estimate covered the work required to bring the Casa Berardi Project into production and included pre-production costs incurred from April 2005 to October 2006.  Actual construction costs, including an estimated $5.9 million for work still to be completed at December 31, 2006, total $103.6 million, a $1.0 million increase from the original estimate.

Sustaining Capital Cost Estimate

The sustaining capital costs estimate of $36.9 million in the Updated Feasibility Study includes costs relating to contractor mine development, extension of the mine communications network, tailings management, repayment of government loans and mine reclamation and closure.  Costs are scheduled from the start of production in the fourth quarter 2006 through to the end of the mine life, currently projected to 2012, and into 2013 for reclamation and closure activities.

In 2007, sustaining capital costs are estimated to be $21.9 million, an increase of $9.8 million over the $12.1 million estimate for 2007 provided for in  the Updated Feasibility Study. Major variances are related to certain pre-production construction and development costs deferred until 2007 of $5.9 million and certain costs not provided for in the Updated Feasibility Study.

Operating Cost Estimate

Estimated operating costs in the Updated Feasibility Study, averaged $62 per tonne. As Casa Berardi is currently in the start-up phase of operations, and will not be at full production rates until early 2008, it is too early to assess to what degree the aforementioned average cost is attainable in the current environment of increasing costs and tight labour market.  See Risk Factors.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Mine Life and Payback Period

The mine and mill complex are designed to produce and process 803,000 tonnes of ore per year at a rate of 2,200 tpd.  The Updated Feasibility Study states that it is anticipated that a total of 4.8 million tonnes of ore grading 7.8 g/t Au will be mined from the 113, Lower Inter, South West, North West, and 111 Zones.

Production and development have been scheduled for the complete mine life of six years of operations from November 2006 to the end of 2012.  Development was compiled by individual heading, measured from conceptual mine plans, and scheduled monthly.  The Updated Feasibility Study provides that mine life development rates average 13.4 metres per day, peaking in 2007 at 20.8 metres per day, and declining to 8.8 metres per day in 2012.

It is estimated that Casa Berardi will produce in excess of 1,000,000 ounces of gold over an initial six year mine life.

JOANNA GOLD PROJECT

The information contained under the following headings in this Annual Information Form that is of a scientific or technical nature relating to the Joanna Gold Project has been prepared by or under the supervision of Ghislain Fournier, P. Eng., Corporate Development Manager of the Company and a "qualified person" as the term is defined in NI 43-101, except as disclosed.

Pursuant to a letter of intent dated June 29, 2006, the Company has an option to earn a 100% interest in the Joanna Property, subject to a 2% net smelter royalty, by incurring exploration expenditures of $3.5 million over three years, payments of $500,000 in cash or shares and the issuance of 50,000 shares of the Company, of which $121,950 in cash and 7,500 shares at a fair value of $28,050 have been paid and issued to December 31, 2006.  On October 13, 2006, 50,000 shares were issued at a fair value of $149,000 pursuant to the option agreement.  Exploration expenditures of $1 million must be incurred by the first anniversary of the date of the letter of intent, of which $119,219 had been incurred as at December 31, 2006.  An advance royalty of $500,000 is payable upon completion of a feasibility study on the property.

Joanna - Aurizon

Aurizon has also acquired, for cash, a 100% interest in three claims from Terrence O’Connors.  The claims are situated along the eastern boundary of the property and along the strike of the gold bearing system.  Aurizon plans to initiate a surface drill program on these claims in 2007.

Joanna – Henriksen

Aurizon has signed a letter of intent to acquire, by way of option, a 100% interest in the Henriksen block, subject to a 2% net smelter royalty, from Crus Tal Exploration.  The property comprises twenty claims along the north-western boundary of the property and along the strike of the gold bearing system.  Aurizon plans to initiate surface exploration on this property in the summer of 2007.

To earn a 100% interest in the Henriksen Property, Aurizon will be required to incur aggregate exploration expenditures of $350,000 and make cash payments totaling $100,000, over three years.

Property Description, Location, Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is made up of 67 claims covering 1580 hectares and is located along the Cadillac Break, 20 km east of Rouyn-Noranda, Quebec just off Highway 117.  The town of Rouyn-Noranda hosts various mining supply companies and suppliers.  The property is accessible via a gravel road to the old shaft collar of the Hosco mine. Some concrete slabs remain as evidence of the previous mining activities.  The north-south gravel road crosses a railway line, which runs east-west.  The railway line does not pass over any previously identified gold mineralization.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Gescad Inc. manages the mining titles for Aurizon and produces an update on the titles once a year. All statutory work and tax payments are in good standing.

Aurizon is currently conducting exploration activity on the property comprising diamond drilling, re-sampling core from previously drilled holes and geotechnical investigation of the overburden, all in accordance with government regulations.

The deposit lies beneath a swamp and the overburden thickness ranges from 5 to 14 metres based on available information.

Due to the prevalence of the swamp, it is preferable and easier to perform surface drilling in the winter months  If drilling is to occur in summer, special authorization will be required as the area is classified as a wet land as per the Article 22 of the Law on the Protection of the Environment of the Province of Quebec.

The average yearly mean temperature for the area is slightly above the freezing point at 0.8°C.  The average temperature in July reaches 16.8°C while for January it averages -17.9°C.  According to precipitation data gathered between 1961 and 1990, the average annual precipitation is 856 mm of water.  Rain precipitation is more intense in September with an average of 113 mm.

Gold mineralization is found in veins within a package of sedimentary units along a 5 kilometre stretch. The property was mined previously from underground to a maximum depth of 200 metres.  Historic production grades were estimated at 6.5 grams/tonne gold and a total of 46,000 metric tonnes were mined.

History

The Joanna (formerly known as Hosco) gold property has been explored over the last sixty years, as indicated below:

1944-1945:

Magnetic survey and 81 diamond drill holes totalling 20,000 metres.

1946:

Sinking of an inclined shaft (55°) to a vertical depth of 131 metres.  Three working levels developed, at 40 metres, 80 metres, 120 metres below surface.

1946-1947:

Completed drifting and crosscutting on the three levels as indicated below:

Level	Vertical Depth	Drifts + Crosscuts
	Metres	Metres

1	40	95
2	80	1042
3	120	1262

	Total:	2399

1948-1949:

Production at a rate of 100 tonnes/day. A total of 45,872 tonnes grading 6.58 grams of gold per tonne were extracted from 9 shrinkage stopes and milled at the nearby mill of McWatters Gold Mines Ltd.  Mill head was reported as 4.90 grams of gold per tonne.

1949:

Production ceased. Proven reserves reported of 75,344 tonnes, grading 9.60 grams of gold per tonne.

1949-1972:

No work performed.

1972:

The property is staked by G. and Y. Vezina.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

1973:

Ore reserves calculations by Derry, Mitchener and Booth: probable and possible reserves estimated at 954,556 tonnes, grading 5.14 grams of gold per tonne.  These are reported historical estimates prepared prior to NI 43-101 and are provided only as information regarding historical work conducted by previous owners.   To the Company's knowledge the estimates were not based upon current CIM reserves definitions.  The estimates have not been verified or validated by the Company and should not be relied upon.  See "Joanna Gold Project - Mineral Reserves" and "Joanna Gold Project - Mineral Resources".

1979:

Soquem acquires the mining rights. Re-logging of the 1944-1945 diamond drill holes.  Some sections are re-assayed.

1980-1981:

Soquem drilled 7 holes totalling 1,128 metres.  Compilation of previous work resulting in a revised estimation of ore reserves by Soquem, calculated as 612,440 tonnes grading 4.30 grams of gold per tonne in the probable and possible categories.

1984:

SASU Investments Inc. options the property.  An economic evaluation by Roche Ltd. resulted in outlining comparable ore reserves as that completed by SOQUEM.  Ten diamond drill holes totalling 2,988 metres were completed.

1985:

Jean Descarreaux and Associates Ltd. completed an economic assessment and review of the SOQUEM estimates.

1986-1987:

Louvicourt Mining Management Ltd., (“LMM”) agent for Eastern Mines Ltd. and Silver Sceptre Resources Ltd. completed a $4.1 million exploration program consisting of 9,798 metres of diamond drilling to a depth of 100 metres, 389 metres of overburden drilling, 484 metres of exploration ramping to a vertical depth of 80 metres, 238 metres of drifting, 20 metres of raising, and extraction of approximately 21,555 tonnes of mineralization stockpiled on surface. The surface stockpile remains in place.

Metallurgical testing of four 10 kg drill core samples by Canmet (Canada Center for Mineral and Energy and Technology) and the Centre de Recherche Minerales in Sainte Foy Quebec and metallurgical testing of one composite core sample by Lakefield Research was also completed. A sample of the Lakefield flotation concentrate was sent to Hydrochem Developments for an evaluation of the NITROX process using the Hosco gold mineralization.

The metallurgical test results ofdirect traditional cyanidation of the mineralized rock showed recoveries in the 55% range.  Several tests with pressure oxidation and PH variations and even bacterial attack showed gold recoveries ranging from 39.66% to 96.97%.  Cyanidation of flotation concentrate without grinding optimization showed gold recoveries of 92.2% in 8.9% of the weight and 95.9 % in 18% of the weight.

A total of 15 grab samples of Hosco mineralization and 15 grab samples of Hosco barren waste rock was collected in order to estimate the specific gravity of the Temiskaming Group sediments and the gold-bearing mineralization.

1997:

The access ramp was blocked and the portal was filled in at the request of the Minister of the Environment of Quebec for security purposes.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

1998-2004:

1149127 Ontario Inc. acquires 100% interest in the property, subject to a 1% net smelter royalty held by Cambior Inc. (now IAMGOLD).

1149127 Ontario Inc. transferred its interest to 90569 Canada Inc.

2004:

Chris Davis, Mr. Sc., P. Geo, former project geologist for LMM completed an assessment of the historical work on the property for 90569 Canada Inc.

2006:

Aurizon optioned the property in June 2006 from 90569 Canada Inc. as previously described.  Compilation and computerization of the historical data and commissioning of an independent resource estimate by Geostat Systems International Inc.

2007:

Aurizon commences exploration program involving diamond drilling and re-assaying of core from previously drilled holes. Completion of a NI 43-101 compliant historical resource estimate by Geostat Systems International Inc. (“Geostat”).

Geological settings

The Joanna property (formerly the Hosco) is situated in Joannes Township in the south central portion of the Abitibi Greenstone Belt, within the Superior structural province of the Canadian Shield. All rocks are Archean in age except for the late crosscutting Precambrian (Proterozoic) diabase dykes.

The Rouyn-Noranda mining district is well known for its base metal deposits associated with volcanic rocks but several gold deposits in the immediate vicinity of the Cadillac Break (fault) have been defined over the years.

Thick sequences of Early Precambrian lavas ranging from acidic to basic in composition trend eastward across the region. Pyroclastic equivalents of the lavas and sedimentary rocks occur intercalated with the volcanic lavas. The volcanic and sedimentary assemblages typically tend east-west and dip between 45° and 80° north.

A wide variety of intrusive rocks ranging from peridotite to pegmatite occur throughout the region. Late Precambrian diabase dykes trend northeast-southwest and occur discordant to all lithologies.

The sedimentary and volcanic rocks have been metamorphosed to greenschist facies with localized zones of amphibolite facies.

Deformation within the sediments is weak to moderate as a result of the high grade metamorphism. Interlayered mafic units are strongly deformed with tectonic breccias and gauge associated with the Cadillac fault system.

Gold enrichment is adjacent to the mafic unit, and is related to fine grain arsenopyrite in a biotite rich matrix. Narrow, widely spaced, quartz veins with higher grades have been intersected.

The main structural feature of the region is the Cadillac Break. It is a large-scale regional tectonic feature extending for 200 km from Kirkland Lake Ontario to Val d’Or Quebec. It generally strikes east-west and dips northward and is characterized by a wide zone of talc-chlorite schist separating the Temiskaming and Cadillac groups. Other local scale northeasterly trending faults occur throughout the region.

A number of gold showings occur in the region typically associated with the Cadillac Break. Besides the old Hosco and Heva mines, the previously mined McWatters gold mine is the best-known gold deposit near the property.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Mineralization

Gold mineralization has been identified in two different geologic settings; as Temiscaming Group quartz veinlet-rich horizons and veins and as specks and disseminations of sulphide within the Pontiac Supergroup sediments.

Historically, eight zones of gold mineralization were defined within access of the current Hosco underground workings above a depth of 140 metres. These include the A, B, C, D, E, BFH, GD and Double D zones. The A, B, C, D, E, BFH and GD zones occur between sections 8310 E and 9230 E, and have a strike lengths ranging from 500-900 metres. The mineralization occurs as discontinuous, possibly westward, plunging lenses. Each zone has been explored to a depth of approximately only 140 m and remains open to depth and along strike to the east and west.

The Hosco Double D Zone occurs within the Pontiac Supergroup sediments and is characterized by quartz veinlets with specks and disseminations of pyrite and arsenopyrite. It has a confirmed strike length of 200 metres, averages 10 metres thick and has been defined to a depth of 80 metres. It has been defined by surface drilling and with 1987 underground excavations from the new ramp. It occurs, the result of the merging of the GD, D and E zones of mineralization. The Double D Zone is not continuous to surface as it separates into smaller individual zones of mineralization 10 metres below the bedrock-overburden interface and would appear to not be mineable by open pit.

Similar gold mineralization as the A, B, C, D, E, BFH and GD zones occurs 1,200 metres west of the Hosco underground workings (Hosco West Zone). It has been intersected in drill hole 79-1 above a depth of 50 metres. It occurs within Temiskaming Group sediments as quartz veinlet-rich horizons and veins and may represent the western extension of the mineralization defined within the workings or a possibly new ore zone.

Exploration & Drilling

In 2006, Aurizon computerized and validated the historical data available on hardcopy documents and has also converted the imperial data into metric when it was necessary to do so.

The Company has also initiated a first phase diamond drill program aimed at testing the extension of mineralization to a 500 metre vertical depth.  In addition, the Company is re-assaying core recovered from previously drilled holes to check the grades and widths previously reported and included in the data base. Aurizon is also sampling core sections which had not previously been assayed.

Previous surface and underground exploration by previous operators focused mainly on a stacking of high grade veins close to a brittle fault.  The veins are, in fact, included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams of gold per tonne.  Compilation of existing data indicates that the corridor extends along an 1,800 metre east-west trend and can be followed down to a depth of 400 metres.  Mineralization follows multiple distinct zones, along a dip of 50o to the north with a western plunge.

As a result of compilation of existing data, potential for a low grade, high tonnage deposit has been identified within the limit of the property, between the surface and 400 metres.

Drilling program

Eighteen (18) holes totaling 6,200 metres have been completed by Aurizon to date. The drilling contractor is Benoit Drilling Ltd.  Management of the program is by Aurizon personnel and geologists under contract to Aurizon. From the results of the current drilling, it appears that mineralization resembles metamorphosed, sediment hosted, disseminated sulphide rather than the expected quartz vein association.  Deformation within

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

the sediments is weak to moderate as a result of the high grade metamorphism.  Interlayered mafic units are strongly deformed with tectonic breccias and gauge associated with the Cadillac fault system.  Gold enrichment is adjacent to the mafic unit, related to fine grain arsenopyrite in a biotite rich matrix.  Narrow, widely spaced, quartz veins, which return higher grades, have been intersected.

Re-assaying of existing core

Ninety (90) historical holes have been recovered.  Core has been systematically re-assayed.  Results from the first twenty two (22) holes have been received to date.

Re-assaying of core from previous drill holes confirmed the grades and widths of the historic intersections.  In addition, sampling of core sections, which had not previously been assayed, returned similar grades. As a result the average width of the zone could be extended to 23 metres which is 24% wider than previously estimated.

Quality Control

Core assays are performed on core sawed in quarter or in half, with standard fire assay procedures and atomic absorption finition and gravimetric finition for samples above 1 gram of gold per tonne.  Certified reference material and blanks are inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically.  Exploration primary assaying is performed at Labexpert and check assays are carried out by ALS Chemex of Val D’Or.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers, Exploration Manager, an appropriately qualified person as defined by National Instrument 43-101.

Mineral Reserves

There are no mineral reserves at this stage of the project.

Mineral Resources Estimate

Geostat Systems International Inc. (“Geostat”) was commissioned by Aurizon to prepare a mineral resource estimate as at December 31, 2006, based on data available from drill holes completed by previous operators, in accordance with the Standards of Disclosure for Mineral Projects as defined by N1 43-101.  Results are as follows:

JOANNA MINERAL RESOURCE ESTIMATE – December 31, 2006
	Indicated			Inferred
Cut-off grade (grams per tonne)	Tonnes	Gold Grade Grams/tonne	Gold Ounces	Tonnes	Gold Grade Grams/tonne	Gold Ounces

0	5,505,000	1.76	310,700	23,392,000	1.48	1,116,500
0.5	5,398,000	1.78	308,800	21,838,000	1.57	1,102,500
1	4,583,000	1.95	288,400	16,244,000	1.84	962,800

1.  The above figures exclude historical production and numbers are rounded.

The mineral resource estimate reflects the status of the Joanna project as of December 31, 2006, and does not take into account the new Aurizon drilling program currently in progress nor re-assay and extended sampling. Data from three hundred and eighty one (381) drill holes completed by previous operators have been used for the mineral resource estimate.  The holes were drilled between section 7300 East and 9500 East down to 400

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

meters with an average spacing of forty metres.  Aurizon has computerized and validated the historical data available on hard copy documents and has also converted the imperial data into metric as necessary.  In preparing the mineral resource estimate, Mr Claude Duplessis, ing, Manager, Geostat Systems International Inc., visited the site early 2007, and has taken independent samples from the on-going drilling campaign and has also reviewed the core and data.

Mineralization appears to be metamorphosed sediment hosted disseminated sulfide rather than the expected quartz vein association.  Deformation within the sediments is weak to moderate as a result of the high grade metamorphism.  Inter layered mafic units are strongly deformed with tectonic breccias and gauge associated with the Cadillac fault system.  Gold enrichment is adjacent to the mafic unit and is related to fine grain arsenopyrite in a biotite rich matrix.  Narrow, widely spaced, quartz veins with higher grades have been intersected.

The veins are included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams of gold per tonne. The corridor extends along a 2,200 metre east-west trend and can be followed down to a depth of 400 metres. Mineralization follows multiple distinct zones, along a dip of 55o to the north with a western plunge.  Five zones have been clearly identified with three of them located south of the fault and two of them located on the northern side.  The fault is generally barren. Geostat has confirmed the continuity of the zone on strike and dip.

Although the project is located one kilometre north of a restricted land area, all the titles are in good standing and no significant permitting issues are anticipated.  The project is located in Quebec, which has favourable mining laws and low political risk.

Previous records indicate that sampling was performed sporadically along the hole to a maximum length of 1.5 metres.  Twenty two recovered holes have been re-assayed and confirm the grades and widths of the historic intersections.  In addition, sampling of core sections, which had not previously been assayed, returned similar grades.  As a result, the average width of the zone could be extended to twenty three meters which is 24% wider than previously estimated.  Again, no results from the current drilling and re-assaying programs have been incorporated into the mineral resource estimate.

Although previous data indicates that higher grade intervals were intersected, higher grades were capped at 25 grams of gold per tonne.  In addition to the higher grades, multiple assays returned grades between 0.5 and 2.0 grams of gold per tonne.

The specific gravity used in the tonnage calculation is 2.68 tonnes per cubic metre.

The interpretation of the cross sections has been modeled on five meter benches from surface to a depth of 400 metres.  The block model has been estimated on blocks of 5 metres east by 5 metres vertical along the dip by 2 metres north.  The blocks within an ellipsoid of 50 metres along the East-West strike, 25 metres along the dip and 10 metres across with a minimum of 8 composites from 4 holes are classified as indicated mineral resources.  The others within the mineralized envelope are classified as inferred mineral resources.

Exploration and Development

Two rigs are currently active along the lateral and dip extension of the mineral resource outline with the objective of increasing the existing mineral resources.  As previously reported, additional former holes will be re-assayed to confirm the grade and extend the thickness of the zone within the existing mineral resource outline.  An updated mineral resource estimate, which will include results from the current drilling and

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

re-assaying programs, should be completed by the end of the second quarter, 2007.  Preliminary metallurgical and geotechnical test work are in progress to provide a guideline in order to initiate a preliminary economic assessment with a view to complete it by year end.  In addition, exploration drilling will be initiated on the recently optioned adjacent properties.

KIPAWA GOLD-URANIUM PROJECT

The Kipawa gold-uranium project is an early stage exploration project located approximately 100 kilometres south of Rouyn-Noranda, halfway between the Elliot Lake uranium camp and the Abitibi gold belt camp, and was initially acquired on the basis of a Government regional stream sediment survey.  As a result of the encouraging results obtained from its initial exploration program, Aurizon has increased its land position to 1,277 mineral claims covering approximately 75,000 hectares.

During the summer of 2006, Aurizon flew 1,100 line kilometres of a combined magnetic, electromagnetic, and radiometric survey.  This was followed by till sampling on a 1,000 metre by 500 metre grid, conducted on a portion of the area covered by the airborne survey. The objective of the till sampling was to delineate isolated heavy mineral concentrate gold anomalies grading over 0.1 gold grams per tonne or 10 times the results of the previous government stream sediment survey.

Some 156 till samples were taken, of which 19% or 30 heavy metal concentrates returned gold assays over 0.1 gold grams per tonne including 8 samples over 1 gold gram per tonne.  Highest assays returned 5.3 and 7.2 gold grams per tonne, in two distinct areas.  The best gold assays are not isolated, but grouped within four distinct gold dispersion trains.  All trains are closely associated within the same folded quartzite unit and located in the magnetic halo of the alkaline Kipawa Intrusive Complex.  Specifically, the northeast train is located along northwest trending geologic structures. The train covers a conical shape of approximately 20 square kilometres.  The heavy minerals concentrate returned assays over 0.1 gold grams per tonne in 27 percent of the samples, including assays of 1.3 and 2.0 gold grams per tonne.  A second anomaly is located 10 kilometres west of the first gold dispersion train.  This train appears seems to be narrower, closely associated with an isolated magnetic anomaly which is parallel to the dominant northwest trending interpreted glacial drift. Highest heavy minerals concentrate assays returned 7.1 gold grams per tonne.  A third train is located southwest of the second anomaly.  The trend is also linear, and follows a quartzite unit, which is known to host the Hunter’s Point gold-uranium showing, in which gold values as high as 1.12 oz per ton gold and 7.7% U308 have been reported in surface grab samples. The highest heavy minerals concentrate assays on Aurizon’s property returned 1.1 and 1.9 gold grams per tonne. A fourth train is located 13 kilometres farther southwest enclosing a fold hinge of the Hunter’s Point  showing quartzite unit. Highest till sample assays returned 5.3 gold grams per tonne.

Conductors, radiometric anomalies and gold trains, will be followed-up by prospecting and closer-spaced soil and till sampling in the fourth quarter, in order to identify the best drill targets. Future soil survey andradiometric data should outline the property’s uranium potential.

Results from the till sampling program successfully outlined four continuous gold dispersion trains along a 30 kilometre trend, all containing heavy minerals concentrate gold assays of between 1.1 to 7.2 grams per tonne. Of the samples taken, 19% returned gold assays over 0.1 grams per tonne, including eight samples assaying more than 1.0 gram per tonne.

A follow up till sampling program, on a 500 metre grid, confirmed the high gold assays and extended the gold trends. Gold grains were identified in two till samples, which returned 100 grams of gold per tonne and 8.6 grams of gold per tonne, respectively.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

A further airborne magnetic and electromagnetic survey, on 100 metre spacing, is underway to better define targets, to be followed by overburden drilling in the second quarter, and diamond drilling in the third quarter of 2007.

Sampling Quality Control

Till samples were collected by Services Technominex of Bellecombe, Quebec, under supervision of Rémi Charbonneau, PhD P.Geo., quaternary geologist.  Samples have been processed for heavy minerals concentrates on a Wilfley table, under supervision of Robert Gagnon, P.Geo. Gold assays are performed by ALS Chemex by ICPMS after aqua regia digestion on 50 gram samples. Lab quality control procedure included 10% duplicates, standard material and solution insertion on each processed batch.

As ICP-MS is usually an efficient method for assays below 0.1gram per tonne Au, additional gold assays were performed on samples which returned higher grade. Re-assay of higher grades can provide a large variance, as this method can not return values greater than 100 grams per tonne. In addition the laboratory could not provide assays for 15 samples as there was not sufficient till material to proceed with appropriate quality control.  All those samples are located within the northeast trend and were reported as not sufficient material.

BEAUFOR ROYALTY INTEREST

The Beaufor Mine, situated 16 kilometers east of Val d'Or, Quebec, is comprised of 12 mineral claims, one mining lease and one mining concession with a combined area of approximately 92 acres in Pascalis and Senneville Townships. Access to the property is by a gravel road, which connects to highway 117.

On April 5, 2001, Aurizon entered into an agreement with Richmont Mines Inc. ("Richmont"), whereby Richmont acquired Aurizon’s 50% interest in the Beaufor Mine and Aurizon’s 100% interest in the adjacent Perron Property.  The sale was completed on May 1, 2001.

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property.  On the first 220,000 ounces of gold production from Beaufor, the Company receives royalties of $5 per ounce on 50% of the production when the prevailing gold price is greater than US$280 per ounce, and $12.50 per ounce when gold prices are above US$300.  On production in excess of 220,000 ounces, the Company is entitled to receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  As at December 31, 2006, the Beaufor Mine had produced 224,620 ounces of gold pursuant to the royalty agreement.  During 2006, the Company received royalties totaling $193,530 in respect of the Beaufor mine (2005 - $230,657).

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.

DIVIDENDS

The Company has not paid any dividends on its common shares.  The Company may pay dividends on its common shares in the future if it commences mining operations and generates profits.  Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of 600,000,000 shares without par value divided into 500,000,000 Common Shares and 100,000,000 Preferred Shares issuable in series.  As at December 31, 2006,

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

there were 146,313,048 Common Shares and no Preferred Shares of the Company issued and outstanding as fully paid and non-assessable shares.

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company.  The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine.  In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.  The Preferred Shares are redeemable on the terms set forth in the Articles, are issuable in series and rank in priority to the Common Shares on a winding up, dissolution or liquidation in respect of the amount that is equal to the quotient obtained when the stated capital account for such shares is divided by the number of Preferred Shares then outstanding, together with declared and unpaid and any cumulative and unpaid dividends accrued  thereon, and thereafter the Preferred Shares are not entitled to any further distribution of the assets of the Company.  The board of directors may determine the designation, rights, and restrictions of each series of Preferred Shares, before their issue.

The Company is party to an amended and restated shareholder rights Rights Plan agreement, dated as of June 15, 2004 (the "Rights Plan"), which will expire at the close of the annual meeting of shareholders occurring after June 15, 2007 unless the rights granted thereunder ("Rights") are earlier redeemed or exchanged.  A copy of the Rights Plan can be viewed under the Company's profile at www.sedar.com.  Each Common Share of Aurizon outstanding as at 4:00 p.m. (Vancouver time) on December 14, 2000, (the date of implementation of the original shareholder rights Rights Plan agreement approved by the shareholders of the Company), and each additional Common Share issued thereafter has been and will be issued one Right until the earlier of expiry of the Rights and the date on which the Rights become exercisable, under the terms of the Rights Plan.  The Rights trade together with the Common Shares and are not exercisable or separately transferable until the occurrence of a specified event under the terms of the Rights Plan.  Subject to the terms and conditions of the Rights Plan, the Rights may be exercisable to acquire additional common shares of the Company at a discounted price in the circumstances specified in the Rights Plan.  The Rights Plan also contains certain provisions allowing the directors of the Company to waive the application of the Rights Plan to particular transactions.

The Company currently has two formalized stock option plans for the granting of incentive stock options to the executive officers, senior managers, employees, directors and consultants (the "Plans").  As at December 31, 2006, the Plans provide that, subject to the requirements of the stock exchanges on which the Company’s shares are listed, the aggregate number of securities reserved for issuance under the Plans, together with the number of securities reserved for issuance under other outstanding incentive stock options and options for service, may not exceed 6,414,400 Common Shares.

MARKET FOR SECURITIES

Trading Price and Volume

The Company's shares are listed for trading through the facilities of the TSX under the symbol "ARZ", and on the American Stock Exchange ("AMEX") under the symbol AZK.   During the 12 months ended December 31, 2006, the Company's shares traded on the TSX as follows:

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Month	Volume	High	Low
December 2006	7,003,696	$3.88	$3.45
November 2006	12,263,191	$3.95	$3.08
October 20064	12,293,581	$3.25	$2.73
September 2006	8,192,749	$3.00	$2.97
August 2006	6,811,168	$2.92	$2.54
July 2006	6,555,611	$3.29	$2.64
June 2006	10,962,816	$3.36	$3.10
May 2006	30,631,016	$3.36	$3.15
April 2006	8,550,222	$2.99	$2.76
March 2006	10,323,673	$2.73	$2.52
February 2006	12,194,238	$2.77	$1.84
January 2006	17,550,081	$2.07	$1.65

DIRECTORS AND OFFICERS

Name and Occupation

The following table sets forth all current directors and executive officers as of the date of this Annual Information Form, with each position and office held by them in the Company and the period of service as such.

Name, Position and Province and Country of Residence	Principal Occupation During the Past 5 Years	Served as a Director Since
Sargent H. Berner, (1) Director, British Columbia, Canada

President of Kent Avenue Consulting Ltd. and, from 1976 to 2004, was a partner of the Vancouver law firm of DuMoulin Black LLP, specializing in corporate, mining, mergers, acquisitions, reorganizations and securities law.

1988(3)
Louis Dionne Director, Oakville, Ontario	Mining engineer consultant; formerly President and Chief Executive Officer of Richmont Mines Inc,	2006(3)
Richard Faucher, (1) (2) Director, Quebec, Canada	President and Chief Executive Officer of Canadian Royalties Inc. and prior to December, 2005, President of Niocan Inc.	1999(4)
Michel Gilbert, Vice-President Quebec, Canada	Vice-President of Aurizon Mines Ltd. and previously, General Manager – Quebec, Aurizon Mines Ltd.	N/A
David P. Hall, Director, Chairman, President and Chief Executive Officer, British Columbia, Canada	President and Chief Executive Officer of Aurizon Mines Ltd.	1988(3)
Julie A. Stokke Kemp, Corporate Secretary, British Columbia, Canada	Corporate Secretary, Aurizon Mines Ltd.	N/A
Frank A. Lang, Director, British Columbia, Canada	Mining Executive, The Lang Mining Group	1988(7)
Brian S. Moorhouse,(1) (2) Lead Director, British Columbia, Canada	President, Vega Management Corporation, a private investment management company.	1988(5)
Robert Normand, (2) Director, Quebec, Canada	Corporate Director	1999(6)

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Name, Position and Province and Country of Residence	Principal Occupation During the Past 5 Years	Served as a Director Since
Ian S. Walton, Director, Executive Vice-President and Chief Financial Officer, British Columbia, Canada	Executive Vice-President and Chief Financial Officer of Aurizon Mines Ltd.	1993(6)

NOTES:

(1)

Denotes member of Executive Compensation and  Corporate Governance Committee

(2)

Denotes member of Audit Committee.

(3)

Term of office as a director expires at the third next succeeding annual meeting of the shareholders subsequent to May 16, 2006.

(4)

Term of office as a director expires at the second next succeeding annual meeting of shareholders subsequent to May 17, 2005.

(5)

Term of office as a director expires at the third next succeeding annual meeting of the shareholders subsequent to June 15, 2004.

(6)

Term of office as a director expires at the third next succeeding annual meeting of the shareholders subsequent to May 17, 2005.

(7)

Term of office as a director expires at the next succeeding annual meeting of the shareholders subsequent to May 16, 2006

Control of Securities

As at March 19, 2007, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 3,669,287   common shares of the Company, representing approximately 2.5% of the issued and outstanding common shares of the Company. The number and percentage of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and executive officers as a group, not being within the knowledge of the Company, has been furnished by the respective individuals.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Normand, a director of the Company, served as director of Concert Industries Ltd. when it and its Canadian operating subsidiaries announced on August 5, 2003 that it had filed for protection under the Companies' Creditors Arrangement Act ("CCAA"). The Company was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved in December 2004 allowing them to emerge from the CCAA proceedings.  Mr. Normand no longer serves as director of Concert Industries Ltd.

Other than as disclosed above, to the knowledge of the Company none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this Annual Information Form or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity;

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.  See also "General Development of Business - Risk Factors – Conflicts of Interest" above.

LEGAL PROCEEDINGS

The Company is involved in litigation from time to time in the ordinary course of its business ~~,~~  ..  The Company is not involved in any current proceedings in which the amount involved, exclusive of interest and costs, is expected to exceed 10% of its current assets ..

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Company's audit committee has a charter (the "Audit Committee Charter") in the form attached to this Annual Information Form as Schedule "A".

Composition of the Audit Committee

The following are the members of the Company's audit committee:

Richard Faucher	Independent (1)	Financially literate (1)
Brian S. Moorhouse	Independent (1)	Financially literate (1)
Robert Normand	Independent (1)	Financially literate (1)

(1)

As defined by Multilateral Instrument 52-110 ("MI 52-110").

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Relevant Education and Experience

The following is a description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member:

Robert Normand (Chair) - Mr. Normand is a professional director for a number of publicly traded and private companies.  In performing his directors’ duties, he has served on various audit, investment, pension fund, corporate governance, human resources and environmental committees and has also served as chairman of such committees.  For 25 years, Mr. Normand held various management positions with Gaz Métropolitain Inc., including 17 years as Chief Financial Officer from which he retired in 1997.  Previously, Mr. Normand was an auditor with a number of large audit firms.  Mr. Normand holds a commercial science degree from the École des Hautes Études Commerciales and he is a member of the Montreal Chapter of the Institute of Corporate Directors and a member of the Financial Executives International Canada.  Mr. Normand has been a member of the Canadian Institute of Chartered Accountants since 1966.  Mr. Normand holds directorships in other reporting issuers as follows:  Enerplus Resources Fund; ING Canada Inc.; Quebecor World Inc.; Sportscene Restaurants Inc.; Fonds Investissements; and Commercial Alcohols Ltd.

Richard Faucher - Mr. Faucher is a Professional Engineer trained in metallurgical engineering and is the President and Chief Executive Officer of Canadian Royalties Inc.  Mr. Faucher completed the Directors Education Program at McGill University in 2006.  Mr. Faucher has held senior management positions in several large mining companies and metallurgical projects, including the position of President of Niocan Inc., Vice-President, Brunswick Mining & Smelting, for Noranda Inc.; President and General Manager for Falconbridge Dominicana; and President and COO of Princeton Mining Corp.  Mr. Faucher holds directorships in other reporting issuers as follows:  Canadian Royalties, Globestar Mining Inc., and Plexmar Resources Inc. and is also a member of the Audit Committee of Globestar Mining Inc.

Brian S. Moorhouse - Mr. Moorhouse has a Bachelor of Commerce degree with a major in economics.  He formerly worked in the investment industry as an advisor with Nesbitt Thompson, Richardson Securities and Brink, Hudson & Lefever Ltd., and has extensive experience in financial markets.

External Auditor Services Fees (By Category)

The following table sets forth the Company’s fees paid to PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, its independent auditors for the two years ended December 31, 2006 and 2005, for professional services:

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

	Dec. 31, 2006	Dec. 31, 2005
Audit Fees
Consolidated financial statements	$ 97,750	$71,405
Quarterly reviews	$3,600	$11,400

Total audit fees:	$101,350	$82,805

Audit-related and other fees
Prospectus work	-	$33,614
Translation services – financial statements	-	$10,375
Consultation relating to Sarbanes Oxley	$10,120	-

Total audit related fees	$10,120	$43,989

Tax Fees (1)	$22,943	$14,185

Total fees	134,413	140,979

Notes:

The inclusion of fees is based on fees billed during the calendar year in each category.

(1)

The Company uses PWC for tax compliance, advice, and return preparation.  The Company chooses to use PWC for these services due to their  extensive knowledge of the Company’s activities and familiarity of its business and the associated cost savings resulting  from that knowledge base.

The Company’s Audit Committee has adopted a pre-approval policy with respect to audit services, audit-related services and permitted non-audit services.  Pursuant to the Audit Committee Charter, the Audit Committee shall review and pre-approve all audit and audit-related services. In addition, the Audit Committee shall review and pre-approve all permitted non-audit services provided by the Company’s auditors that exceed $25,000. Prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the auditors.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agents and registrars for the common shares of the Company are Computershare Investor Services of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6B 5A1 and Computershare Investor Services of Denver, Colorado.

MATERIAL CONTRACTS

There are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company, that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on The American Stock Exchange (“AMEX”).  Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement:  The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Memorandum and Articles.  A quorum for a meeting of members of the Company is two members or proxy holders present.

Proxy Delivery Requirement:  AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”), and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the 1934 Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

INTERESTS OF EXPERTS

Names of Experts

The following prepared or certified a statement, report or valuation described or included in a filing, or referenced in a filing made by the Company under National Instrument 51-102 – Continuous Disclosure Obligations prescribed by the Canadian Securities Administrators, during or relating to the Company’s most recently completed financial year ended December 31, 2006:

Name	Description
PricewaterhouseCoopers LLP	Independent Auditors’ Report dated March 9, 2007, relating to the financial statements of the Company for the financial year ended December 31, 2006

Scott Wilson RPA Inc., independent consulting engineers.

Geostat Systems International Inc., independent consulting engineers.

Roscoe Postle Associates Inc. (now Scott Wilson Roscoe Postle Associates Inc.) , independent consulting engineers.

Ghislain Fournier, P. Eng., Corporate Development Manager of the Company, and a "qualified person" for the purposes of National Instrument 43-101.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Interests of Experts

To the knowledge of the Company, none of the experts named under "Names of Experts", holds or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates, except as follows:

Mr. Ghislain Fournier is an employee of the Company, and has been granted options under the Company’s incentive stock option plans.  Mr. Fournier owns less than 1% of the Company’s issued and outstanding share capital.

Auditors

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors’ report dated March 9, 2007 in respect of the Company’s consolidated financial statements with accompanying notes as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Company’s consolidated financial statements and management's discussion and analysis for the 12 months ended December 31, 2006.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

AURIZON MINES LTD.

Audit Committee Charter

I.

Mandate

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

-

the Company’s financial reporting and continuous disclosure;

-

the Company’s systems of internal controls and financial reporting processes; and

-

the review and appraisal of the performance and independence of the Company’s  external auditors.

II.

Composition

The Audit Committee shall be comprised of three directors as determined by the Board. Each member shall be independent and meet the requirement of financial literacy as prescribed by the appropriate regulatory bodies.

The Chairman of the Committee will be elected by the Board.

Where a member serves on more than three audit committees, the Board must determine that it does not impair his ability to serve effectively the Committee.

III.

Meetings

The Committee shall meet at least quarterly with management and at least bi-annually with external auditors, in group and individually to review matters related to the execution of its mandate.

Minutes of the meetings will be kept and a copy transmitted to the Board along with a verbal report from the Chairman on the Committee’s findings and recommendations.

IV.

Authority of the Audit Committee

The Committee will have the authority:

-

to engage independent counsel and other advisors as it determines necessary to carry out its duties;

-

to set and pay the compensation for the external auditors and to communicate with them directly.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Aurizon Mines Ltd.
Audit Committee Charter

V.

Responsibilities and Duties

To fulfill its mandate, the Audit Committee shall:

With respect to the Company’s financial reporting and continuous disclosure:

-

Review the Company’s financial statements, MD&A and press release to ensure their appropriateness;

-

Review report and findings of the external auditors and resolve any pending issues;

-

Review representation letter from management;

-

Review the continuous disclosure process and ensure that it was done in accordance to the disclosure policy;

-

Review the certification by the CFO and CEO and ensure that it is in line with regulatory requirements;

-

Review any letters received from regulatory authorities and responses thereon.

With respect to the Company’s internal controls and financial reporting processes:

-

Review the adequacy and effectiveness of the financial reporting system and internal control policies and procedures with the external auditors and management. Ensure that the Company complies with all new regulations in this regard;

-

Review with management and the external auditors any reportable condition and material weaknesses affecting internal controls;

-

Review the monitoring of the Whistleblower Policy for the submission, receipt, retention and treatment of complaints and concerns regarding accounting and auditing matters, and review any developments and responses on reports received thereunder;

-

Review any significant related-party transactions;

-

Review the Financial Reporting Officers’ Code of Ethics, and the Anti Fraud Policy.

With respect to the external auditors:

-

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements;

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Aurizon Mines Ltd.
Audit Committee Charter

-

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

-

Review and approve all audit and audit-related services, and pre-approve any non-audit services provided by the Company’s external auditors;

-

Review annually the external auditors quality control, and any issues that were raised following peer or regulatory review;

-

Ensure that management interacts professionally with the auditors;

-

Review annually the performance of the external auditors and ensure their independence after reviewing all significant relationships they might have with the Company;

-

Recommend to the Board of Directors the selection of the external auditors.

VI.

Other

Review the disclosure made in the Annual Report Information Form, 40-F and the Information Circular regarding the Audit Committee.

Once a year, the Committee reviews the adequacy of its Charter and brings to the attention of the Board required changes, if any, for approval. The Committee will also, annually, make a critical review of its past performance to ensure that it has assumed its responsibilities and executed all required tasks and suggest changes if it failed to do so. This review will also cover individual members’ performance.

Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate.

V.

Annual Work Plan

	Q1	Q2	Q3	Q4	When Needed
Financial Reporting and Continuous Disclosure
Review Financial Statements, MD&A Press Release	X	X	X	X
Review auditors’ report or review	X				X
Review management’s representation letter	X				X
Review continuous disclosure	X	X	X	X

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Aurizon Mines Ltd.
Audit Committee Charter

	Q1	Q2	Q3	Q4	When Needed
Ensure certification	X	X	X	X
Letters from regulators					X
Internal Controls, Reporting Process
Review adequacy or reportable conditions	X	X	X	X
Auditors’ Recommendation letter	X
Whistle-blower	X
Procedures	X
Complaints					X
Code of Ethics for Financial Reporting Officers		X
Related party transactions		X
External Auditors
Audit Plan		X
Private Meetings With Auditors	X				X
With Management	X				X
Pre-approval non-audit fees	X
Annual fees and budgeted fees	X
Performance and independence	X
Selection of Auditors	X
Quality Control of Auditors	X
Professional inter-action	X
Other
Review Accounting Disclosure	X
Review Charter				X
Board Requests					X

This Audit Committee Charter, as amended from time to time, was initially adopted by the Board of Directors of Aurizon Mines Ltd. on the 3rd day of April 2003.

By order of the Board of Directors

AURIZON MINES LTD.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007

Aurizon Mines Ltd.
Audit Committee Charter

Last Update:	March 9, 2007

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	APRIL 2, 2007